                                                        ATTACHMENT A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )
                                              --

                              Manville Corporation
                     -------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     -------------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                     -------------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                 1825 I Street, N.W., Washington, DC 20006-1202
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 28, 1988
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /   /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   / X /
                   ---


                           Page 1 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Manville Personal Injury Settlement Trust
              52-1516818
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              New York
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  24,000,000
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                -0-
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             24,000,000
                                -------------------------
                          10.   Shared Dispositive Power
                                 -0-
                                -------------------------




                               Page 2 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              00
         ----------------------------------------------------------------

































                               Page 3 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Donald M. Blinken, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                               Page 4 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------


































                               Page 5 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Daniel Fogel, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                               Page 6 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------


































                               Page 7 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Francis H. Hare, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                               Page 8 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------

































                               Page 9 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Christian E. Markey, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                              Page 10 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------


































                              Page 11 of 31 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
          ----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              John C. Sawhill, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /   /
                                                                  ---

                                                                   ---
                                                              (b) /  X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                              Page 12 of 31 pages

         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------


































                              Page 13 of 31 pages

         Item 1.   Security and Issuer.
         -------   -------------------

                   This statement on Schedule 13D ("Statement") pertains to the Common Stock, $.01 par value ("Common Stock"), of Manville Corporation, a Delaware corporation ("Manville"), which has its principal executive offices at 717 17th Street, Denver, Colorado 80202.

         Item 2.   Identity and Background
         -------   -----------------------

                   This Statement is being filed by Manville Personal Injury Settlement Trust (the "Trust"), which is governed by the laws of the State of New York and was formed as an irrevocable trust pursuant to a Trust Agreement dated November 28, 1988 (the "Trust Agreement") approved by the United States Bankruptcy Court of the Southern District of New York (the "Bankruptcy Court"). The Trust was formed to implement certain portions of the plan of reorganization more particularly referred to below.

                   On August 26, 1982, Manville and twenty of its subsidiaries filed separate petitions for reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978 (the "Bankruptcy Act") in the Bankruptcy Court. The filings were precipitated by contingent liabilities resulting from pending and potential litigation involving (i) individuals exposed to asbestos who had manifested asbestos-related diseases or conditions prior to the confirmation of the Plan referred to below ("A-H Claims") and (ii) individuals exposed to asbestos who had not manifested asbestos-related diseases or condi-tions at such time ("Future A-H Claims").

                   On December 22, 1986, the Bankruptcy Court confirmed Manville's Second Amended and Restated Plan of Reorganization dated August 22, 1986, as modified, (the "Plan"), which superseded earlier plans filed with the Bankruptcy Court. The Plan was consummated pursuant to its terms on November 28, 1988 (the "Consummation Date"). Portions of the Plan, the Trust Agreement and a supplemental agreement between the Trust and Manville (the "Supplemental Agreement") are summarized herein. These summaries are qualified by reference to the Plan, the Trust Agreement and the Supplemental Agreement, copies of which have been filed by Manville with the Securities and Exchange Commission and which are incorporated herein by reference.



                              Page 14 of 31 pages











                   Pursuant to the Plan, Manville's liabilities with respect to the A-H Claims and Future A-H Claims were assumed by the Trust, and Manville's obligations with respect to A-H Claims were discharged pursuant to the Bankruptcy Act and by entry of an injunction preventing assertion of Future A-H Claims against Manville. If the Trust's resources are inadequate to pay all A-H Claims and Future A-H Claims, it is possible that the individuals asserting such claims would attack the injunction in an effort to clear the way for lawsuits by them against Manville. Manville has stated that while it believes there are adequate bases for the courts to uphold the injunction, there can be no assurance that future courts might not vacate or modify the injunction in whole or in part.

                   The Trust has received cash, Manville stock and Manville debt obligations as summarized below, and Manville also is obligated to pay certain of its future profits to the Trust. The Trust will terminate (i) when it is no longer necessary because A-H Claims and Future A-H Claims have all been paid; (ii) when claims have dropped below a number determined by the Trustees, in consultation with the Selected Counsel for The Beneficiaries, to be de minimis; (iii) when
                                              -- -------
         claimants have been provided for through irrevocable liability insurance; or (iv) with the consent of Manville in consultation with the Selected Counsel for The Beneficiaries. If the Trust terminates while the asbestos property damage trust (the "PD Trust") is still in existence, all assets then held by the Trust will be transferred to and vest in the PD Trust. If the PD Trust is not in existence when the Trust terminates, all cash, other than the proceeds of the sale of Common Stock and unused insurance coverage in place, will be applied to charitable purposes as set forth in the Plan. Any other remaining assets will revert to Manville.

                   The Trust is to be administered by six independent persons as trustees and is obligated to administer a non-judicial claims resolution facility (the "Facility") intended to provide a simple, economical procedure for resolution of asbestos health claims. The Trust is obligated to use the assets in the trust estate to deliver fair, adequate and equitable compensation to bona fide claimants, whether presently known or unknown, without overpaying or underpaying any claims, and with settlement to be preferred over arbitration, arbitration to be preferred over resort to tort litigation in the judicial system, and fair and efficient



                              Page 15 of 31 pages










         resolution of A-H Claims and Future A-H Claims to be preferred over all else. A-H Claims and Future A-H Claims may be settled through negotiations or arbitration or may be settled by the Trust and the claimants through tort litigation.

                   The initial trustees of the Trust (the "Trustees") are Donald M. Blinken, Daniel Fogel, Francis H. Hare, Jr., Christian E. Markey, Jr. and John C. Sawhill. One trustee position is currently vacant and will be filled by the Trustees in accordance with the Trust's bylaws, as described below.

                   Mr. Blinken, 62, is Director of Warburg, Pincus & Co., an investment banking firm, based in New York City. He has been with the firm since 1959. He is a magna cum laude graduate of Harvard College and currently serves as Chairman of the State University of New York's Board of Trustees. He is also President of the Mark Rothko Foundation, a Director of the New York Philharmonic and a member of the Trustees' Council of the National Gallery of Art.

                   Mr. Fogel, 65, has been a partner in the Los
         Angeles law firm of Fogel, Feldman, Ostrov, Ringler & Klevens since 1953 where he specializes in personal injury and civil litigation. He holds an A.B. degree from the University of Chicago and a J.D. degree, cum laude, from the University of Chicago.

                   Mr. Hare, 51, is a partner in the law firm of Hare, Wynn, Newell and Newton in Birmingham, Alabama. He joined the firm in 1960. He holds a bachelor's degree from the University of Alabama and a law degree from the University of Virginia.

                   Mr. Markey, 58, is Vice President and General Counsel of the University of Southern California. Prior to November 1988, he was a judge in the Superior Courts, County of Los Angeles, California. Prior to being named a judge in 1974, he was a partner in the law firm of Munger, Tolles, Hills & Rickershauser, also in Los Angeles. He was scheduling judge for the large asbestos litigation docketed in the Los Angeles courts but did not preside at such trials. He holds a bachelor's degree from the University of California at Berkeley and a law degree from the University of California at Los Angeles.





                              Page 16 of 31 pages










                   Mr. Sawhill, 52, is a senior partner and director of McKinsey & Co., a consulting firm, in Washington, D.C. Prior to joining McKinsey in 1981, he was Chairman of the Board and Chief Executive Officer of the U.S. Synthetic Fuels Corp. and had previously served as President of New York University. He earned a bachelor's degree in 1958 from Princeton University and a Ph.D. in 1963 from New York University.

                   The Trust generally may take action by a vote of a majority of the Trustees present and voting at a meeting at which a quorum of at least four Trustees is present. Each Trustee will serve until death, resignation or removal, subject to mandatory retirement at age 70 unless (and for so long as) it is waived by a majority vote of the remaining Trustees. Any Trustee may be removed for cause, which includes certain conflicts of interest. A vacancy in the position of a Trustee is filled by the unanimous vote of the remaining Trustees after consultation with Manville and Selected Counsel for The Beneficiaries of the Trust. If the Trustees are unable to appoint a successor Trustee within 90 days of the vacancy, after notice to Manville and publication of notice, the Trustees shall apply to the Bankruptcy Court for appointment of a successor Trustee.

                   Pursuant to the Trust's bylaws, the Trustees have elected Mr. Sawhill to the office of Managing Trustee of the Trust. The Managing Trustee, subject to the control and direction of the Trustees, is responsible for the conduct of the affairs of the Trust.

                   In addition to the Managing Trustee, the Trustees have appointed two executive officers of the Trust, Marianna
         S. Smith and Theodore Kleinman.

                   Marianna S. Smith is Executive Director of the Trust, and as such, directs all day-to-day operations of the Trust and reports to the Managing Trustee. Prior to joining the Trust in 1987, she was Executive Director of the Association of Trial Lawyers of America from 1984 to 1987. Ms. Smith was also Academic Dean at the American University Law School from 1981 to 1984 and Associate Dean at Nova University in Florida before 1981. She has been a Professor of Law at the American University Law School, Nova University, Merton College, Oxford University, Oxford, England and the Indiana University School of Law, as well as counsel to a general practice law firm. Ms. Smith is a graduate of Purdue University's College of Pharmacy. She



                              Page 17 of 31 pages










         graduated magna cum laude from the Indiana University Law School, and holds a Master of Legal Letters with Honors from the University of Texas School of Law.

                   Theodore Kleinman is Chief Financial Officer of the Trust. Prior to joining the Trust in 1987, he served as Chief Financial Officer and Associate General Counsel of a computer services company from 1981 to 1986. Prior thereto, Mr. Kleinman was a partner in the Washington, D.C. law firm of Zuckert, Scoutt and Rasenberger and a Staff Attorney with the United States Department of Justice, Criminal Division, in Washington, D.C. He holds a bachelor's degree magna cum laude from Dartmouth College, an M.B.A. with High Honors from Amos Tuck School of Business Administration, an L.L.B. from Harvard Law School, and an L.L.M. in Taxation from Georgetown University Law School.

                   During the past five years neither the Trust nor any of the Trustees or executive officers of the Trust has been a party to any criminal proceedings (excluding traffic violations or similar misdemeanors) or to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

                   The business address of the Trust and the Trustees is Suite 300, 1825 Eye Street, N.W., Washington, D.C. 20006-1202. Each of the Trustees and executive officers of the Trust is a citizen of the United States.

         Item 3.   Source and Amount of Funds or Other Consideration.
         -------   --------------------------------------------------

                   On November 28, 1988, pursuant to the Plan,
         Manville contributed to the Trust, among other assets, 24,000,000 shares of Common Stock and 7,200,000 shares of Manville Series A Convertible Preferred Stock (convertible in certain circumstances into 72,000,000 shares of Common Stock) and in consideration thereof the Trust undertook its obligations under the Plan and the Trust Agreement, including the obligation to determine and pay the A-H Claims and Future A-H Claims.







                              Page 18 of 31 pages










         Item 4.   Purpose of Transaction.
         -------   -----------------------

                   Pursuant to the Plan and the Trust Agreement, the Trust will be funded with:

                        (a)  insurance settlement proceeds totaling
                   $615 million in Consummation Date Value (as defined in the Plan), plus approximately $72 million in certain interest thereon. Of these amounts, approximately $531 million was received on Consummation Date;

                        (b)  $150 million in cash plus interest
                   thereon and a $50 million interest-bearing note payable in 1990 and 1991 (the "Trust Note") (see below for prepayment of cash in 1987);

                        (c) Up to $1.65 billion pursuant to the terms of a bond (the "Bond") (described below);

                        (d) Up to $150 million pursuant to the terms of a second bond (the "Second Bond") (described below);

                        (e)  24,000,000 shares of the Common Stock;

                        (f)  7,200,000 shares of the new Series A
                   Convertible Preferred Stock (described below); and

                        (g)  Up to 20% of Manville's future profits,
                   as described in the Plan and summarized below.

                   The Trust, by receipt of the 24,000,000 shares of Common Stock, is the largest single holder of Common Stock, holding 50 percent of the Common Stock outstanding on the Consummation Date. The Trust holds its Common Stock, Series A Convertible Preferred Stock and other non-cash assets as investments for the purpose of providing a fund for the Trust to pay, among other things, its obligations to the Trust's beneficiaries and the Trust's operating expenses.

                   The Trustees do not currently expect to participate in the management of Manville. The Supplemental Agreement provides that Manville's nominees for any election of the directors of Manville will include two nominees approved by the Trust and Manville will use its best efforts, consistent with its efforts on behalf of its other nominees, to have



                              Page 19 of 31 pages










         such nominees elected. The Trust has not determined whether or not to exercise this right at this time. As described below, the Trust is strictly limited for four years following the Consummation Date in voting its Common Stock and for five years in disposing of its Common Stock. The limitations on voting, however, are suspended in certain events, including
         (i) the occurrence of certain events of default on the Bond, including a payment default, the breach of a warranty or covenant in the Bond or the Supplemental Agreement, bank-ruptcy, or a default on any other Manville debt resulting in the acceleration thereof, (ii) the failure to achieve certain financial objectives described below and (iii) certain other events described below. In any such event, the Trust would have the ability to vote its holdings of the outstanding Common Stock and it is likely in that circumstance that the Trust would be able to elect Manville's entire board of directors. The Trustees have not determined under what circumstances they would seek to place nominees on Manville's board of directors nor have they determined what action they would take upon a default on the Bond, the failure to meet the specified financial targets or the other events. Such actions necessarily depend upon an evaluation of all relevant circumstances at the time, and the Trustees would expect to act in the manner they then perceive to best preserve the value of the Trust's assets.

                   Based on the Trust's experience to date, and Manville's prior experience, in settling asbestos health claims and the Trust's operating and other expenses, the Trust believes that to meet, among other things, its obligations to beneficiaries and expenses, it may have to begin selling Common Stock as early as the first quarter of 1990. It is impossible, however, to predict the number of shares of Common Stock that will be required to be sold because of uncertainty as to the number of claims that will be asserted, the timing of the settlement and payment of claims, the average settlement value of claims, the Trust's operating and other expenses, the Trust's available cash and the future market value of the Common Stock, and funds that may be available through alternative means. Further, the Supplemental Agreement only permits the Trust to sell Common Stock within the first five years following the Consummation Date to the extent that the proceeds of such sales do not exceed 110% of the amount by which all Trust expenses and asbestos health claims paid during all prior Trust fiscal years exceed the aggregate amount of cash actually received by the Trust during such fiscal years and after the third year following the Consummation Date to the extent of 15% of



                              Page 20 of 31 pages










         the then outstanding shares of Common Stock. For additional information on the Trust's need to sell Common Stock, see the Report filed with the Bankruptcy Court on November 18, 1988, a copy of which is an exhibit hereto.

                   Depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust's holdings of Common Stock, the availability of funds and the benefit to the Trust, the Trust may purchase Common Stock or warrants to purchase Common Stock, but it has no current plans to do so. The Trust may also purchase outstanding Manville debt securities depending on the availability of funds and the return that may be earned on such debt securities.

                   Other than as stated above, the Trustees have no plans, arrangements or understandings with respect to plans or proposals which relate to or would result in (i) the acquisition or disposition of any additional Common Stock;
         (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving Manville or any of its subsidiaries; (iii) the sale or transfer of a material amount of the assets of Manville or any of its subsidiaries;
         (iv) any change in Manville's present board of directors or management; (v) any change in the present capitalization or dividend restrictions on Manville; (vi) any other material change in Manville's charter or bylaws or any other actions that may impede the acquisition or control of Manville by any person; (vii) any action causing the Common Stock to be delisted from the New York Stock Exchange or causing the Common Stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (viii) any action similar to those enumerated above.

                   During 1987, Manville irrevocably contributed in cash $150 million plus accrued interest to the Trust as payment of Manville's obligations owed on the Consummation Date. This allowed the Trust to develop its initial operations and resulted in certain tax benefits to Manville. This prefunding of amounts to be contributed under the Plan was approved by the Bankruptcy Court on December 14, 1987.

                   The Bond.  The Bond provides for total payments of
                   ---------
         $1.65 billion with payments commencing in 1991 of $75 million annually. Starting in 2001, amounts payable under the Bond may be deferred to the extent they are not needed by the Trust, with all deferred amounts payable when needed or, if



                              Page 21 of 31 pages










         not needed before the twenty-sixth year, in the twenty-sixth year as follows: first, to be applied to any then existing need of the Trust; then to be applied to any accumulated need of the PD Trust; and finally by issuance of a five-year note in the amount of the unpaid balance (the "Note") to the PD Trust.

                   The Second Bond.  The Second Bond requires Manville
                   ----------------
         to pay to the Trust, in each of the twenty-sixth and twenty-seventh years after 1987, $75 million, (for a total of $150 million) all or a portion of which is subject to deferral in the event of insufficient need. Any amounts not needed by the Trust in any year will be applied to any accumulated need of the PD Trust, or, if there is no such need, by correspondingly increasing the outstanding principal amount of the Note at the end of the twenty-seventh year.

                   Series A Preferred Stock.  The Series A Preferred
                   -------------------------
         Stock is not transferrable except to the PD Trust upon the termination of the Trust. Series A Preferred Stock is not redeemable and no dividends are payable on the Series A Preferred Stock. The Series A Preferred Stock will have a liquidation preference per share such that the aggregate liquidation preference of all shares Of Series A Preferred Stock is equal to eighty percent (80%) of the total value of stockholders' equity at Consummation or December 31, 1988, whichever is greater.

                   Each share of Series A Preferred Stock is convertible into ten shares (subject to adjustments discussed in the next paragraph) of Common Stock:

                   (a) if the total number of shares of Common Stock held by the Trust and the PD Trust at such time (counting for this purpose any shares sold if the Trust or the PD Trust is holding the proceeds of the sale) is twenty percent or less of outstanding shares of Common Stock, except that during the sixteenth through twentieth years after the Consummation Date, not more than two-thirds of the shares of Series A Preferred Stock issued at Consummation can be converted pursuant to this paragraph (a) at any one time, and starting in the twenty-first year after the Consummation Date, not more than one-third of the shares of Series A Preferred Stock issued at Consummation can be converted pursuant to this paragraph (a) at any one time;



                              Page 22 of 31 pages











                   (b)  if Manville's board of directors has
              determined that the Series A Preferred Stock may thereafter be converted at any time; or

                   (c)  if Manville's board of directors has
              determined to make any distribution (other than cash dividends and dividends or distributions payable in shares of Common Stock) to the holders of Common Stock.

                   The number of shares of Common Stock into which each share of Series A Preferred Stock is convertible is subject to adjustment to take account of (i) any split, combination or reclassification of Common Stock, (ii) any issuance to holders of Common Stock as a class of any rights or warrants enabling them to purchase shares of Common Stock at or below market price, (iii) any distribution to holders of Common Stock of any Manville debt or equity securities (other than Common Stock), assets (other than cash dividends) or rights or warrants entitling them to purchase any Manville securities, (iv) any dividend on any class of Manville stock (other than the Series A Preferred Stock) made in shares of Common Stock or (v) the exercise by the holders thereof of any of the 7,000,000 Common Stock purchase warrants issued on the Consummation Date to holders of certain claims (whether or not the exercise price is below the then-current market price for Common Stock).

                   The Trust, as the holder of Series A Preferred Stock, may vote in any election in which it, as a holder of Common Stock, could vote (subject to the same conditions on voting applicable to it as a holder of Common Stock) and is entitled to cast a vote for each share of Common Stock issuable upon conversion of the shares of Series A Preferred Stock then held by the Trust:

                   (a)  at any time after any shares of Series A
              Preferred Stock have become convertible as described above;

                   (b) at any time during the existence of any event of default as defined in the Bond, the Second Bond, certain bonds issued to the PD Trust or any payment default under the Trust Note; or

                   (c) at any time that (i) on or after the third anniversary of the Consummation Date, Manville's average return on equity for the three prior fiscal years is



                              Page 23 of 31 pages










              less than the lower of (x) 6% and (y) the average return on equity for certain comparable industrial corporations for such three prior fiscal years, (ii) Manville's return on equity for the prior fiscal year (unless such prior fiscal year includes the Consummation Date) is less than the lower of (x) 2% and (y) the return on equity for such comparable corporations for such fiscal year, or (iii) at the end of the prior fiscal quarter Manville's consolidated net worth was less than $500,000,000.

                   The Profit Sharing.  Manville must pay to the Trust
                   -------------------
         for each fiscal year from and including fiscal year 1991, on or before April 30 of the next fiscal year, up to twenty percent of its Profits as defined in the Plan to cover the current funding needs of the Trust (to the extent that such need is not met by payments under the Bond or the Second Bond or through amortization of the asset portfolio of the Trust) as well as any backlog of need accumulated since fiscal year 1991. To the extent that twenty percent of Profits exceeds what is required to be paid to the Trust, Manville in certain circumstances must pay the excess to the PD Trust.

                   Until the termination of the Trust or amendment of the Supplemental Agreement as discussed below, Manville is obligated to abide by certain business, financial, informational and reporting covenants, which provide, among other things that:

                        (a)  Manville's aggregate consolidated
                   outstanding amount of debt will not exceed three hundred percent of consolidated net worth;

                        (b) management's nominees for any election of the directors will include two nominees approved by the Trust;

                        (c)  Manville shall not issue any shares of
                   its capital stock except (i) upon conversion of Series A Preferred Stock; (ii) up to four percent of the aggregate outstanding shares of Common Stock pursuant to employee compensation plans; (iii) for property, if the board of directors determines in good faith that the value of such property is equal to or greater than the value of the Common Stock issued in exchange therefor; or (iv) upon exercise of the warrants for up to 7,000,000 shares of



                              Page 24 of 31 pages










                   Common Stock issued in connection with the Consummation of the Plan;

                        (d) Manville will not merge with or into any person, dissolve or sell, lease or otherwise dispose of all or substantially all of its assets without the Trust's prior written consent; and

                        (e)  Until the seventh fiscal year following
                   the Consummation Date, Manville will not pay any dividends or distributions (other than dividends or distributions payable in shares of stock ranking junior on liquidation to the Series A Preferred Stock) or apply or set aside assets for the redemption, purchase or other acquisition of any Manville stock, and thereafter such dividends or distributions will be subject to limitations set forth in the Supplemental Agreement.

                   If in a single transaction or in a series of related transactions outside of the ordinary course of business, Manville transfers assets representing more than twenty percent of the book value or market value of total assets, and if at least ninety percent of the transfer proceeds other than illiquid proceeds (and at least eighty percent of any illiquid proceeds) are not reinvested in Manville within two years for long-term or capital uses, Manville will be required to pay to the Trust fifty percent of the unutilized portion of the transfer proceeds. If in a single transaction or series of related transactions outside the ordinary course of business, Manville transfers assets representing more than either five percent of the book value or market value (but less than twenty percent of either value) of total assets, Manville shall deliver to the Trust a certificate of Manville's chief executive officer describing the intended use of the proceeds of such transaction and stating that the board of directors of Manville has determined that such use is desirable in the conduct of the business of Manville and is not disadvantageous in any material respect to the Trust.











                              Page 25 of 31 pages










                   Pursuant to the Supplemental Agreement, so long as the Bond or the Second Bond is outstanding, Manville may not secure, and may not permit any of its Subsidiaries to secure, certain other debt issued in connection with the consummation of the Plan by any mortgage, pledge, charge, lien, security interest or other encumbrance upon any of the present or future revenues or assets of Manville or its subsidiaries without at the same time equally and ratably securing the Bond and the Second Bond so as to rank pari passu with such
                                                ---- -----
         other debt.

                   Breach by Manville of its obligations to the Trust can result in the elimination of the restrictions on the voting rights of the Trust (in respect of both Common Stock and, if applicable, Series A Preferred Stock) and may lead to acceleration of all unpaid amounts under the Bond and the Second Bond.

                   Pursuant to the Supplemental Agreement, the Trust is subject to certain restrictions on its voting of Common Stock and Series A Preferred Stock and on its sale of Common Stock. In general, the Trust is required to vote for management's nominees to the board of directors for the first four years after the Consummation Date (except during any default under the Bond) unless:

                        (a)  a majority of votes cast other than by
                   the Trust are in favor of a majority of the nominees for director not nominated by management, or are withheld from the majority of the nominees for director nominated by management;

                        (b)  a majority of management's nominees for
                   director are not directors elected at the prior meeting of stockholders at which directors were elected (or, at the first such meeting after the Consummation Date, a majority of management's nominees for director are not the current directors);

                        (c)  a tender offer has been commenced and
                   Manville does not oppose such tender offer;

                        (d) Manville fails to comply with any of its covenants to the Trust;





                              Page 26 of 31 pages










                        (e)  at any time on or after the third
                   anniversary of the Consummation Date, Manville's average return on equity for the three prior fiscal years (unless the first of such fiscal years includes the Consummation Date) is less than the lower of (x) 6% and (y) the average return on equity for certain comparable industrial corporations for such fiscal years;

                        (f) Manville's return on equity for the prior fiscal year (unless such prior fiscal year includes the Consummation Date) is less than the lower of
                   (x) 2% and (y) the return on equity for such comparable corporations for such fiscal year;

                        (g)  at the end of the prior fiscal quarter,
                   Manville's consolidated net worth was less than $500,000,000;

                        (h) a judgment has been entered in any court of competent jurisdiction finding that such nominee has breached any fiduciary duty or finding any other misconduct on the part of such nominee which, in the judgment of the Trustees, reflects on the appropriateness of such nominee's serving as a director; or

                        (i)  counsel for the Trust has advised that
                   voting for such nominee might constitute a breach of any fiduciary duty of the Trust or the Trustees.

                   These limitations on voting are suspended if a default under the Bond shall have occurred and be continuing (after notice is given to Manville) on the date of the stockholders' meeting. The Trust is not obligated to vote in favor of any nominee if a judgment has been entered in a court finding that such nominee has breached any fiduciary duty or finding any other misconduct on the part of such nominee which, in the judgment of the Trustees, reflects on the appropriateness of such nominee serving as a director.

                   Common Stock held by the Trust cannot be transferred prior to the fifth anniversary of the Consummation Date, except that the Trust may transfer Common Stock, pursuant to the termination provisions of the Trust Agreement, to the PD Trust, if the Trust has certain excess assets or for value:




                              Page 27 of 31 pages










                        (a) pursuant to a tender offer which has not been directly or indirectly solicited by the Trust;

                        (b) on or after the third anniversary of the Consummation Date, to the extent that the shares of Common Stock transferred, together with all other shares of Common Stock transferred by either the Trust or the PD Trust on or after the third anniversary of the Consummation Date do not exceed fifteen percent of all shares of Common Stock then outstanding;

                        (c)  if the sum of the amount of all Trust
                   expenses and asbestos health claims paid during all prior fiscal years exceeds the aggregate amount of cash actually received by the Trust during such prior fiscal years, but only if the proceeds of such transfers are not more than 110% of such excess; or

                        (d)  at any time pursuant to a pledge of any
                   shares of Common Stock, provided that the pledgee
                                           --------
                   shall hold such shares subject to the foregoing restrictions.

                   Any sale of Common Stock which would result in the purchaser holding more than fifteen percent of all outstand-ing shares of Common Stock is subject to Manville's right of first refusal. See the discussion above about the Trust's possible need to sell Common Stock.

                   Manville, pursuant to the Supplemental Agreement, agreed to register the Trust's Common Stock for sale under the Securities Act of 1933 effective upon the Consummation Date and to keep this registration in effect. Manville also granted the Trust demand registration rights exercisable at any time the foregoing registration is not in effect. The Trust has waived for 90 days the requirement that the Common Stock be registered. Thereafter, the Trust may elect to renew or reinstate the waiver.

                   Manville and the Trust have the ability from time to time to amend certain documents relating to the Trust without prior approval of the Bankruptcy Court or the prior approval or consent of any other party. However, the Trust Agreement may be amended only after consultation with Selected Counsel for The Beneficiaries of the Trust.



                              Page 28 of 31 pages











         Item 5.   Interest in Securities of the Issuer.
         -------   -------------------------------------

                   The Trust may be deemed to be the beneficial owner of 24,000,000 shares of Common Stock. These shares, based upon the 48,000,000 shares stated in the Plan to be outstanding upon the consummation of the Plan, constitute 50 percent of the shares outstanding. The Series A Preferred Stock is not currently convertible. If the Series A Preferred Stock were converted into the 72,000,000 shares of Common Stock issuable pursuant to its terms and no other Common Stock had been issued since the Consummation Date, the Trust would beneficially own 96,000,000 shares of Common Stock, constituting 80 percent of the then outstanding Common Stock.

                   The Trust, subject to the terms of the Supplemental Agreement, has sole power to vote its Common Stock and to dispose, or direct the disposition, thereof.

                   Neither the Trust nor any of the Trustees has effected any transactions in the Common Stock, except the Trust's acquisition of Common Stock by contribution from Manville as described in Item 4. None of the Trustees individually owns any Common Stock.

         Item 6.   Contracts, Arrangements, Understandings or
         -------   ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   -------

                   See Item 2 and Item 4.

         Item 7.   Materials to be Filed as Exhibits.
         -------   ----------------------------------

                   1.   Second Amended and Restated Plan of
                        Reorganization.

                   2.   Trust Agreement.

                   3.   Supplemental Agreement.

                   4.   Report filed with the Bankruptcy Court.




                              Page 29 of 31 pages










                   Items 1, 2 and 3 are incorporated by reference to the copies to such documents filed by Manville with the Securities and Exchange Commission. Item 4 is filed herewith.















































                              Page 30 of 31 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: December 8, 1988    MANVILLE PERSONAL INJURY SETTLEMENT
                                    TRUST



                                    By:/s/John C. Sawhill
                                       ---------------------------------
                                       John C. Sawhill, Managing Trustee


                                    By:/s/Donald M. Blinken
                                       ---------------------------------
                                       Donald M. Blinken, Trustee


                                    By:/s/Daniel Fogel
                                       ---------------------------------
                                       Daniel Fogel, Trustee


                                    By:/s/Francis H. Hare, Jr.
                                       ---------------------------------
                                       Francis H. Hare, Jr., Trustee


                                    By:/s/Christian E. Markey, Jr.
                                       ---------------------------------
                                       Christian E. Markey, Jr., Trustee















                              Page 31 of 31 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                              Manville Corporation
                        -------------------------------
                                (Name of Issuer)


                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                         ------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, N.W., Washington DC 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 24, 1989
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 4 pages

              This Amendment No 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed December 8, 1988 by Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value ("Common Stock"), of Manville Corporation ("Manville").

              Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 4.   Purpose of Transaction.
         -------   -----------------------

              Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

              The experience of the Trust during 1989 in settling asbestos health claims has confirmed the Trust's belief that the cash portion of the Trust's initial funding will be depleted in 1990 and that alternative sources of liquidity will be required to enable the Trust to continue to meet its obligations to claimants. Accordingly, the Trust has been reviewing with its financial and legal advisors a variety of alternatives for (i) enhancing or maximizing the value of the Trust's assets; and (ii) increasing the short-term liquidity of the Trust. These alternatives (which would be subject to various restrictions applicable to the Trust's holdings in Manville) include a sale of shares of Common Stock in the open market or in one or more privately negotiated transactions, a sale of all of the Manville securities held by the Trust in connection with an acquisition of Manville by a third party, an extraordinary dividend on the Common Stock and a recapitalization of Manville.

              The Trust has held discussions with Manville with regard to the Trust's need for additional liquidity and enhancement of the values of Trust assets. In particular, the Trust and Manville have held discussions concerning a proposal by Manville that Manville repurchase from the Trust shares of Series A Convertible Preferred Stock in an aggregate amount of $500 million, at a per share price equal to the total market price of the shares of Common Stock into which each share of Series A Convertible Preferred Stock is convertible (subject to a maximum of $100 per share of convertible stock). In that connection, Manville also required that the Trust agree to amend certain terms of the Supplemental Agreement, the Bonds, and the Certificate of Incorporation so



                               Page 2 of 4 pages









         as to permit Manville to alter its capital structure in certain material respects and to allow the Company to operate with more flexibility. However, no agreement or understanding has been reached with respect to such a repurchase transaction between Manville and the Trust.

              The Trust had not made any determination as to which of the alternatives being considered it will pursue, if any. There is no assurance that any transaction involving the Trust's holdings in Manville will occur, or as to the effect that any such transaction may have on the holders of Common Stock other than the Trust.

              In July 1989, Manville, at the request of the Trust pursuant to the Supplemental Agreement, increased the number of directors of Manville by two and appointed John C. Burton and Bette B. Anderson to fill the resulting vacancies.


































                               Page 3 of 4 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

         Dated: October 31, 1989   MANVILLE PERSONAL INJURY SETTLEMENT
                                   TRUST



                                   By:/s/John C. Sawhill
                                      ---------------------------------
                                      John C. Sawhill, Managing Trustee


                                   By:/s/Donald Blinken
                                      ---------------------------------
                                      Donald Blinken, Trustee


                                   By:/s/Daniel Fogel
                                      ---------------------------------
                                      Daniel Fogel, Trustee


                                   By:/s/Francis H. Hare, Jr.
                                      ---------------------------------
                                      Francis H. Hare, Jr., Trustee


                                   By:Christian E. Markey, Jr.
                                      ---------------------------------
                                      Christian E. Markey, Jr., Trustee















                               Page 4 of 4 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                              Manville Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        --------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, N.W., Washington DC 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 7, 1989
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 3 pages

                   This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed December 8, 1988 and amended October 31, 1989 by Manville Personal Injury Settlement Trust (the "Trust") and its Trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value ("Common Stock"), of Manville Corporation ("Manville").

                   Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 4.   Purpose of Transaction.
         -------   -----------------------

                   Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On December 7, 1989, Manville and the Trust announced that they have jointly decided not to pursue the previously announced Manville proposal to repurchase $500 million of Manville preferred stock from the Trust.

                   Manville and the Trust anticipate that discussions will continue, from time to time, regarding mutually acceptable methods for improving the Trust's financial flexibility and enhancing value for all shareholders.

                   Thus far, the Trust has settled and paid over 15,000 personal injury cases, disbursing more than $600 million to injured victims. Although the Trust has substantial remaining assets, it is examining alternatives for improving its liquidity.

                   One of those alternatives is an offer by Manville to accelerate the payment of its $50 million Trust Note, which by its terms is due in two equal payments, on September 15, 1990 and September 15, 1991. The Trust and Manville have agreed in principle that Manville will pay the $50 million principal amount of the note together with accumulated interest of approximately $8 million to the Trust on or about December 28, 1989.









                               Page 2 of 3 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

         Dated: December 18, 1989   MANVILLE PERSONAL INJURY SETTLEMENT
                                    TRUST



                                    By:/s/John C. Sawhill
                                       ----------------------------------
                                       John C. Sawhill, Managing Trustee


                                    By:/s/Donald Blinken
                                       ----------------------------------
                                       Donald Blinken, Trustee


                                    By:/s/Daniel Fogel
                                       ----------------------------------
                                       Daniel Fogel, Trustee


                                    By:/s/Francis H. Hare, Jr.
                                       ----------------------------------
                                       Francis H. Hare, Jr., Trustee


                                    By:/s/Christian E. Markey, Jr.
                                       ----------------------------------
                                       Christian E. Markey, Jr., Trustee















                               Page 3 of 3 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                              Manville Corporation
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                      ------------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, N.W., Washington, DC 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 7, 1990
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 5 pages

                   This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 8, 1988 by the Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value ("Common Stock"), of Manville Corporation ("Manville"), as previously amended.

         Item 4.   Purpose of Transaction.
         -------   -----------------------

                   Item 4 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows.

                   On July 9, 1990, in view of the Trust's extreme shortfall in funds to pay claims of individuals exposed to asbestos who had manifested asbestos-related diseases or conditions prior to the confirmation of Manville's plan of reorganization ("A-H Claims") and of individuals exposed to asbestos who had not manifested asbestos-related diseases or conditions at such time ("Future A-H Claims"), Judge Jack B. Weinstein of the United States District Court for the Eastern District of New York, and also sitting by designation in the Southern District of New York, entered an order which, together with prior orders, directed that Leon Silverman, Esq., the special adviser to the Bankruptcy Court with respect to Manville, advise the Court with respect to the restructuring of (i) the method of settling and paying claims against the Trust and (ii) the funding of the Trust. The Trust's payment of judgments on, and settlements with respect to, claims generally was stayed, and the stay has subsequently been extended through October 6, 1990.

                   On September 7, 1990, Manville, the Trust and Mr. Silverman announced that an agreement in principle had been reached with respect to the restructuring of the funding of the Trust by Manville. The plan, which is subject to certain approvals and the negotiation of definitive agreements, would provide that:

                   1. The Series A Preferred Stock would be converted into 72,000,000 shares of Common Stock, resulting in the Trust beneficially owning approximately 80% of the Common Stock.





                               Page 2 of 5 pages









                   2.  Manville would thereafter pay special
         distributions to all holders of Common Stock according to the following schedule:

                   (a) $125 million payable 90 days after the later of (i) September 30, 1991 or (ii) the entry of final, nonappealable court orders accomplishing a comprehensive rearrangement of the methods for settling and paying A-H Claims and Future A-H Claims;

                   (b) $125 million payable one year after the first distribution; and

                   (c) $50 million payable in each of the third and fourth years.

         The distributions after the initial distribution would be subject to Manville arranging financing on terms not substantially more onerous than those available to other BB rated corporations for substantially similar financing. All of the distributions would be subject, among other things, to the receipt of consents from certain Manville lenders and certain other persons and Manville's ability under applicable law to make the distributions.

                   3. Beginning in the fourth year and continuing through the seventh year, subject to a cumulative cap of $300 million, Manville would make additional annual distributions to all common stockholders if Manville's profitability exceeds certain thresholds to be agreed upon.

                   4. The terms of the Bond and the Second Bond would be amended in order to enhance the ability of the Trust to sell all or portions of the Bond and the Second Bond, while not materially changing the present value of Manville's payment obligations under the Bond and the Second Bond.

                   5. The Trust would retain its previously granted interest in Manville's profits.

                   The planned restructuring is subject to the resolution of certain other issues including, among other things, (i) the entry of a final and non-appealable order resolving a class action suit, which will deal with the methods of settling and paying A-H Claims and Future A-H Claims and (ii) the negotiation of amendments to the Bond, the Second Bond and the Supplemental Agreement between Manville and the Trust, including the modification of certain



                               Page 3 of 5 pages









         borrowing and other covenants. Manville and the Trust agreed to pursue discussions in good faith to resolve the remaining issues as expeditiously as possible.

                   The Trust has not made any further determination with respect to the sale of its Common Stock. The Trust intends (but is not obligated) to consider the sale of shares of Common Stock to the extent prudent and desirable from time to time in light of, among other things, market conditions, without impairing the ability of the Trust to realize a premium upon a sale of control. As described in the Schedule 13D, the sale of Common Stock, as well as the voting, would continue to be restricted by the Supplemental Agreement, unless amended.


         Item 6.   Contracts, Arrangements, Understandings or
         -------   ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   -------

                   See Item 4.


         Item 7.   Materials to be Filed as Exhibits.
         -------   ----------------------------------

                   Item 7 of the Schedule 13D is hereby amended and supplemented as follows.


                   5. Agreement in Principle dated September 7, 1990 between Manville and the Trust.
















                               Page 4 of 5 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

         Dated: September 12, 1990   MANVILLE PERSONAL INJURY SETTLEMENT
                                     TRUST



                                     By:/s/John C. Sawhil
                                        -----------------------------------
                                        John C. Sawhill, Managing Trustee


                                     By:/s/Donald Blinken
                                        -----------------------------------
                                        Donald Blinken, Trustee


                                     By:/s/Daniel Fogel
                                        -----------------------------------
                                        Daniel Fogel, Trustee


                                     By:/s/Francis H. Hare, Jr.
                                        -----------------------------------
                                        Francis H. Hare, Jr., Trustee


                                     By:/s/Christian E. Markey, Jr.
                                        -----------------------------------
                                        Christian E. Markey, Jr., Trustee















                               Page 5 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                              MANVILLE CORPORATION
                        -------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        -------------------------------
                         (Title of Class of Securities)


                                  565020-30-Z
                        -------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, NW., Washington, DC 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 18, 1990
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 5 pages

              This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 8, 1988 by the Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously amended.


         Item 6.   Contracts, Arrangements, Understandings or
         -------   ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   -------

         On November 19, 1990, the Company and the Trust announced the execution of a definitive agreement (the "Master Agreement") with respect to an arrangement (the "Arrangement") for restructuring the funding of the Trust. A copy of the Master Agreement, including all exhibits thereto, is attached hereto as Exhibit 1 and is incorporated herein by reference. The following description of the Arrangement, the Master Agreement and of the other agreements referred to below, does not purport to be complete and is qualified in its entirety by reference to the Master Agreement and exhibits thereto, and to the other exhibits hereto.

         In connection with the Arrangement, the Trust entered into a Stipulation of Settlement in connection with a Class Action Complaint filed against the Trustees of the Trust on November 19, 1990. The Class Action Complaint, Stipulation of Settlement (including exhibits) and Report of the Special Advisor are attached hereto as Exhibits 2, 3, and 4, respectively.

         The Arrangement is subject to numerous approvals and conditions, including, among other things, the definitive resolution of a limited fund class action lawsuit relating to the Trust and certain other legal matters. If such conditions are satisfied, the Arrangement provides, among other things, that:

              (a)  The Trust's holdings of Convertible Preferred
         Stock, Series A, par value $1.00 per share, of the Company (the "Series A Stock"), would be converted into 72,000,000




                               Page 2 of 5 pages









         shares of Common Stock, par value $.01 per share, of the Company.

              (b) Subject to certain conditions, the Company would thereafter pay dividends to all holders of Common Stock according to the following schedule:

         (i)       $125 million, payable 90 days after the later of
                   (A) September 30, 1990 or (B) the finality of various court orders entered for both the class action involving the Trust and for reaffirming the injunction with respect to asbestos claims against the Company;

         (ii) $125 million, payable within one year after the first dividend;

         (iii) $50 million, payable two years after the first dividend;

         (iv) $50 million, payable three years after the first dividend; and

         (v) Beginning in the third year and continuing through the sixth year after the first dividend, the Company will declare and pay additional annual dividends based on the Company's annual performance, with a cumulative cap of $300 million for such dividends.

         All of the dividends would be subject, among other things, to the Company's ability under applicable law to declare and pay dividends. All dividends after the initial dividend are subject to the Company arranging financing on terms not substantially more onerous than those available to other BB rated corporations for substantially similar financing. To the extent that any financing required to make scheduled dividends has not been obtained, the dividends after the initial dividend will be deferred until such financing is obtained.

              (c) The two bonds of the Company currently held by the Trust (the "Bonds") are to be exchanged for a new bond (the "New Bond") pursuant to a Bond Exchange Agreement (the "Bond Exchange Agreement") in order to enhance the ability of the Trust to sell all or portions of securities exchangeable for the New Bond while not materially changing the present value of the Company's current payment obligations under the Bonds.



                               Page 3 of 5 pages









         The Bond Exchange Agreement is an exhibit to the Master
         Agreement.

              (d) The Company proposes to amend its Restated Certification of Incorporation (the "Charter") upon appropriate shareholder approval. Pursuant to the Master Agreement, the Trust has agreed to vote in favor of the amendment. The Charter, in the form proposed for amendment and restatement, is an exhibit to the Master Aqreement.

              (e) The Supplemental Agreement, dated November 28, 1988, which sets forth certain agreements between the Trust and the Company has been amended by the Amended and Restated Supplemental Agreement, dated as of November 15, 1990 (the "Restated Supplemental Agreement"). The Restated Supplemental Agreement is an exhibit to the Master Agreement

         In addition, the Company, the Trust, and the Manville Property Damage Settlement Trust have entered into the Amended and Restated Supplemental Agreement (the "PD Restated Agreement"), dated November 15, 1990, which parallels the changes made in the Restated Supplemental Agreement. The PD Restated Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

              (f) The Arrangement leaves in place payment of 20 percent in annual net profits to the Trust beginning in 1992, pursuant to the terms of the Restated Supplemental Agreement.

         Item 7.   Material to be Filed as Exhibits.
         -------   ---------------------------------

              1. Master Agreement, dated as of November 15, 1990, and all exhibits thereto.

              2.   Class Action Complaint, filed November 19, 1990.

              3.   Stipulation of Settlement and all exhibits thereto.

              4.   Report of Special Advisor

              5. Amended and Restated Supplemental Agreement, dated as of November 15, 1990, among Manville Property Damage Settlement Trust, Manville Personal Injury Settlement Trust and Manville Corporation.

              6.   Form of Press Release by the Trust, dated November
                   19, 1990.



                               Page 4 of 5 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

         Dated: November 26, 1990   MANVILLE PERSONAL INJURY SETTLEMENT
                                    TRUST



                                    By:/s/John C. Sawhill
                                       ----------------------------------
                                       John C. Sawhill, Managing Trustee


                                    By:/s/Donald Blinken
                                       ----------------------------------
                                       Donald Blinken, Trustee


                                    By:/s/Daniel Fogel
                                       ----------------------------------
                                       Daniel Fogel, Trustee


                                    By:/s/Francis H. Hare, Jr.
                                       ----------------------------------
                                       Francis H. Hare, Jr., Trustee


                                    By:/s/Christian E. Markey, Jr.
                                       ----------------------------------
                                       Christian E. Markey, Jr., Trustee















                               Page 5 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                              Manville Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                         ------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 I Street, N.W., Washington, D.C. 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   See Item 2
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 10 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         -----------------------

         ---------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Robert A. Falise, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not Applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                               Page 2 of 10 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------



































                               Page 3 of 10 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         -----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Louis Klein, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not Applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------




                               Page 4 of 10 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------



































                               Page 5 of 10 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         -----------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Frank J. Macchiarola, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not Aplicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                24,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                          10.   Shared Dispositive Power
                                 24,000,000
                                -------------------------





                               Page 6 of 10 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              24,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              50
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------



































                               Page 7 of 10 pages

              This Amendment No. 5 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 8, 1988 by the Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously amended.

         Item 2.   Identity and Background.
         -------   ------------------------

              On December 17, 1991, the trustees appointed Messrs. Robert A. Falise and Louis Klein, Jr. as successor trustees, and Messrs. John C. Sawhill and Donald M. Blinken resigned as trustees of the Trust. On December 19, 1991, the trustees appointed Mr. Frank J. Macchiarola as a successor trustee, and Francis H. Hare, Jr. resigned as a trustee of the Trust. On July 5, 1991, Mr. Daniel Fogel died, and the vacancy thereby created has not been filled. Accordingly, the current trustees of the Trust are Messrs. Falise, Klein, Macchiarola and Markey.

              Mr. Falise is an attorney and since January 1989 has been engaged in the private practice of law. His address is 375 Poundridge Road, Bedford, New York 10506.

              Mr. Klein is a financial consultant. His address is 111 Barrow Street, #8C, New York, New York 10014.

              Mr. Macchiarola is a professor of law at Yeshiva
         University, Benjamin Cardozo School of Law. His address is Benjamin Cardozo School of Law, 55 Fifth Avenue, New York, New York 10003.

              During the past five years none of the newly appointed trustees has been a party to any criminal proceeding (excluding traffic violations or similar misdemeanors) or to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the newly appointed trustees is a citizen of the United States.







                               Page 8 of 10 pages









         Item 5.   Interest in Securities of the Issuer.
         -------   -------------------------------------

              None of the trustees individually owns any Common Stock.

         Item 6.   Contracts, Arrangements, Understandings or
         -------   ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   -------

              On June 27, 1991, the United States District Courts for the Eastern and Southern Districts of New York approved the settlement of the limited fund class action law suit. The decision of the Courts is reported in In Re Joint Eastern &
                                               ---------------------
         Southern Districts Asbestos Litigation (Johns-Manville), 129
         -------------------------------------------------------
         B.R. 710 (E. & S.D.N.Y. 1991). The Courts' decision is currently on appeal to the Court of Appeals for the Second Circuit.





























                               Page 9 of 10 pages

                                   SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


         Dated: January 14, 1992    MANVILLE PERSONAL INJURY SETTLEMENT
                                    TRUST



                                    By:/s/Robert A. Falise
                                       ---------------------------------
                                       Robert A. Falise, trustee


                                    By:/s/Louis Klein, Jr.
                                       ---------------------------------
                                       Louis Klein, Jr., trustee


                                    By:/s/Frank J. Macchiarola
                                       ---------------------------------
                                       Frank J. Macchiarola, trustee


                                    By:/s/Christian E. Markey, Jr.
                                       ---------------------------------
                                       Christian E. Markey, Jr., trustee



















                              Page 10 of 10 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                              Manville Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        --------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, N.W., Washington, DC 20006-1202
                                 (202) 872-9044
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 6, 1992
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---



                               Page 1 of 6 pages

                   This Amendment No. 6 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 8, 1988 by the Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously amended.

                   Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 2.    Identity and Background.
         -------    ------------------------

                   Item 2 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

                   On November 6, 1992, Messrs. Robert A. Falise,
         Louis Klein, Jr., and Christian E. Markey, Jr., Trustees of the Trust, were elected as directors of the Company.

                   On June 24, 1992, Messrs. Falise and Klein became directors of Riverwood International Corporation ("RVW"), a Delaware corporation, upon completion of its initial public offering ("IPO") of common stock. Immediately prior to completion of the IPO, the Company held 100% and immediately thereafter approximately 80.5% of the common stock of RVW. For additional information, see Item 6. See Item 5 of the
         Schedule 13D, as previously amended, with respect to the Trust's beneficial ownership of the Common Stock.

         Item 4.    Purpose of Transaction.
         -------    -----------------------

                   Item 4 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

                   As described in Item 2, on November 6, 1992,
         Messrs. Falise, Klein and Markey became directors of the Company. Pursuant to the terms of the Amended and Restated Supplemental Agreement (the "Supplemental Agreement") dated as of November 15, 1990 by and among Manville Property Damage Settlement Trust, Manville Personal Injury Settlement Trust and Manville Corporation, the Trust has the same rights to vote shares of the Common Stock as the other holders thereof have to vote their shares except that until November 28,



                               Page 2 of 6 pages









         1992, the Trust has agreed to vote in any election for the Board of Directors of the Company in favor of management's nominees therefor, subject to certain limitations. A copy of the Supplemental Agreement was annexed as Exhibit 5 to Amendment No. 4 to the Schedule 13D and constitutes an exhibit to the Master Agreement (the "Master Agreement") dated as of November 15, 1990 by and between Manville Corporation and Manville Personal Injury Settlement Trust, which was filed as Exhibit 1 to Amendment No. 4. The Supplemental Agreement and the Master Agreement are hereby incorporated by reference in this Item 4.

                   Following the election of Messrs. Falise, Klein and Markey as directors, the Board of Directors of the Company consists Of 19 directors, of whom two directors, Bette B. Anderson and John C. Burton, were previously approved by the Trust in accordance with the terms of the Supplemental Agreement, which provides that management's nominees for election as directors of the Company will include two nominees approved by the Trust. Other than as provided herein, the Trust has made no present determination regarding the voting of its shares of Common Stock following November 28, 1992 with respect to the composition of the Board of Directors of the Company, but is considering the matter.

         Item 6.   Contracts, Arrangements, Understandings or
         -------   ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   -------

                   Item 6 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

                   The Company and RVW have entered into the Corporate Agreement dated as of June 24, 1992 (the "Corporate Agreement"), a copy of which is annexed hereto as Exhibit 1 and incorporated by reference herein. Pursuant to its terms, inter alia, RVW has agreed (i) to nominate, at each election
         ----- ----
         of RVW's directors, a slate of directors, or in the case of vacancies, individual directors, for election so that at all times during the term of the Corporate Agreement, RVW's board of directors includes at least two directors designated by the Trust, each of whom may or may not be a trustee of the Trust and (ii) not to amend its Restated Certificate of



                               Page 3 of 6 pages









         Incorporation or Amended and Restated Bylaws without the Company's prior consent. The Corporate Agreement will automatically terminate on the earlier of the date (i) on which the Company no longer owns a majority of RVW's issued and outstanding common stock or (ii) a majority of the Company's issued and outstanding Common Stock is no longer owned by either the Trust or any other person or entity.

                   Simultaneously therewith, the Trust and the Company entered into the Agreement dated as of June 24, 1992 (the "Agreement") regarding certain matters referred to in or relating to the Corporate Agreement. A copy of the Agreement is annexed as Exhibit 2 hereto and incorporated by reference herein.

                   Pursuant to the Agreement, among other matters, the Company agreed to:

                   (i) to vote all of its shares of RVW common stock (and any other securities it may now or hereafter acquire that are entitled to be voted in any election of RVW directors) at each election of directors of RVW in favor of a slate of directors, or in the case of vacancies, individual directors, so that at all times during the term of the Agreement, the RVW board includes at least two persons designated by the Trust or the Trust's direct or indirect assignee under the Agreement in accordance with the terms thereof (provided that, in the event that the Trust designates two persons who are not trustees of the Trust, such persons are reasonably acceptable to the Company);

                   (ii) not to waive, amend, modify or alter any provision of the Corporate Agreement, or supplement, cancel or terminate the Corporate Agreement, without the prior written consent of the Trust;

                   (iii)  to cause RVW to amend its Amended and
              Restated Bylaws in the manner (and only in the manner) set forth in Schedule A thereto and not to vote in favor of or consent to any other amendment, supplement, restatement, cancellation, modification or alteration of RVW's Restated Certificate of Incorporation or Amended and Restated Bylaws without the prior written consent of the Trust;

                   (iv) not to waive, amend, modify or alter any provision of the Tax Sharing Agreement between the



                               Page 4 of 6 pages









              Company and RVW in any manner which would have an adverse effect on the Company, or cancel or terminate such Tax Sharing Agreement, without the prior written consent of the Trust;

                   (v) without the Trust's prior written consent, not to sell, issue or otherwise dispose of (a) any shares of RVW's common stock, or any rights, warrants or options (including any instrument (an "Option Equivalent") which is or could be treated as an option in accordance with the Treasury Regulations promulgated pursuant to Section 1504(a)(5)(A) and B of the Internal Revenue Code of 1986, as amended (the "Code")) for the purchase of RVW's common stock, if immediately after such sale, issuance or disposition, RVW would not be a member of the affiliated group of corporations (within the meaning of Section 1504(a) of the Code) of which the Company is the common parent; or (b) any shares of RVW's preferred stock, or any rights, warrants or options (including Option Equivalents) for the purchase of RVW's preferred stock; and

                   (vi) to notify the Trust of any request by RVW for the Company to vote in favor of or consent to any of the actions, transactions or matters referred to in clauses
              (i) through (iv) above.

                   The Trust's rights under the Agreement may be assigned by the Trust (and any direct or indirect assignee of the Trust) to any party in connection with the transfer of a majority of the issued and outstanding Common Stock to such party.

         Item 7.   Material to be Filed as Exhibits.
         -------   ---------------------------------

                   Item 7 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:


              1. Corporate Agreement dated as of June 24, 1992 by and between Riverwood International Corporation and Manville Corporation.

              2. Agreement dated as of June 24, 1992 by and between Manville Corporation and Manville Personal Injury Settlement Trust.



                               Page 5 of 6 pages

                                   SIGNATURE
                                   ---------


                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  November 25, 1992   MANVILLE PERSONAL INJURY
                                     SETTLEMENT TRUST



                                     By:/s/  Robert A. Falise
                                        ---------------------------------
                                        Robert A. Falise, Chairman
                                         and Managing Trustee


                                     By:/s/ Louis Klein, Jr.
                                        ---------------------------------
                                        Louis Klein, Jr., Trustee


                                     By:/s/ Frank J. Macchiarola
                                        ---------------------------------
                                        Frank J. Macchiarola, Trustee


                                     By:/s/ Christian E. Markey, Jr.
                                        ---------------------------------
                                        Christian E. Markey, Jr., Trustee
















                               Page 6 of 6 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                              Manville Corporation
                       ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        -------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
                1825 Eye Street, N.W., Washington, DC 20006-1202
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 4, 1992
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---





                               Page 1 of 16 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Manville Personal Injury Settlement Trust
              52-1516818
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              New York
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  96,000,000
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                -0-
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             96,000,000
                                -------------------------
                          10.   Shared Dispositive Power
                                 -0-
                                -------------------------





                               Page 2 of 16 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              80   See Item 5
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              00
         ----------------------------------------------------------------




































                               Page 3 of 16 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Robert A. Falise, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------





                               Page 4 of 16 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              80   See Item 5
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 5 of 16 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Louis Klein, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------





                               Page 6 of 16 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              80   See Item 5
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 7 of 16 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Frank J. Macchiarola, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------





                               Page 8 of 16 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              80   See Item 5
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 9 of 16 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Christian E. Markey, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                              Page 10 of 16 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              80   See Item 5
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                              Page 11 of 16 pages

              This Amendment No. 7 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 8, 1988 by the Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously amended.

              Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 4.   Purpose of Transaction.
         ------    ----------------------

              Item 4 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

              On December 4, 1992, the Court of Appeals for the Second Circuit, in a split decision, reversed the 1991 order of the Federal District Court and the U.S. Bankruptcy Court approving a class action settlement that refinanced the Trust and restructured the procedures for the payment of claims by the Trust. The case was remanded to these courts for further proceedings. A copy of the opinion (and dissent) is attached as Exhibit 1 hereto. On December 7, 1992, the Trust issued a press release, a copy of which is attached as Exhibit 2 hereto. The information set forth therein is incorporated by the reference herein. Also on December 7, 1992, the Trust made a request and the Federal District Court granted its application for temporary stays to ensure that funds of the Trust and its other assets are not depleted pending final disposition of the matter. A copy of the Court's Memorandum and Order is attached as Exhibit 3 hereto. See also Item 6.

              The Master Agreement, which was entered into as a condition precedent to the effectiveness of the settlement order, is by its terms terminated and of no further force and effect if the settlement order is vacated or reversed by a Final Order (as such term is defined in the Amended and Restated Supplemental Agreement). Absent further developments, the Court of Appeals' decision will become a Final Order and the Master Agreement will terminate.

              On December 9, 1992, the Company declared a special dividend of $1.04 per share in cash payable on all shares of the Common Stock outstanding on December 18, 1992 in



                              Page 12 of 16 pages









         accordance with a waiver and agreement entered into by the Company and the Trust with respect to, among other matters, certain provisions of the Amended and Restated Supplemental Agreement. Such consent and waiver was, by its terms, limited to this specific dividend. See also Items 5 and 6.

         Item 5.   Interest in Securities of the Issuer.
         ------    ------------------------------------

              Item 5 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

              On December 9, 1992, immediately prior to the declaration of the special dividend, the Trust converted its 7,200,000 million shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") into 72,000,000 shares of Common Stock. Together with the 24,000,000 shares of Common Stock previously held by it, the Trust now beneficially owns 96,000,000 shares of the Common Stock or approximately 80% of the shares of Common Stock outstanding based on the 48,747,047 shares of Common Stock outstanding as of November 11, 1992 (of which the Trust held 24,000,000) as reported in the Company's Report on Form 10-Q for the quarter ended September 30, 1992.

         Item 6.   Contracts, Arrangements, Understandings or
         ------    ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   ------

              Item 6 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

              The conversion of the Series A Preferred Stock and the declaration of the special dividend were made in accordance with the terms of the Waiver and Agreement dated as of December 9, 1992 between the Company and the Trust, a copy of which is attached as Exhibit 4 hereto.









                              Page 13 of 16 pages









         Item 7.   Material to be Filed as Exhibits.
         ------    --------------------------------

              Item 7 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

              Exhibit 1.  Opinion.  In re Joint Eastern & Southern
                                    ------------------------------
         Districts Asbestos Litigation, (2d Cir. Dec. 4, 1992).
         -----------------------------

              Exhibit 2.  Press Release dated December 7, 1992.

              Exhibit 3.  Memorandum and Order.  In re Joint Eastern &
                                                 ---------------------
         Southern Districts Asbestos Litigation, No. CV 90-3973 (JBW)
         --------------------------------------
         (E. & S.D.N.Y., Bankr. S.D.N.Y. Dec. 7, 1992).

              Exhibit 4. Waiver and Agreement dated as of December 9, 1992 between Manville Corporation and Manville Personal
         Injury Trust.




























                              Page 14 of 16 pages

                                   SIGNATURE
                                   ---------


                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  December 11, 1992   MANVILLE PERSONAL INJURY
                                     SETTLEMENT TRUST


                                     By:/s/Robert A. Falise
                                        --------------------------------
                                        Robert A. Falise, Chairman and
                                         Managing Trustee


                                     By:/s/Louis Klein, Jr.
                                        --------------------------------
                                        Louis Klein, Jr., Trustee


                                     By:/s/Frank J. Macchiarola
                                        --------------------------------
                                        Frank J. Macchiarola, Trustee


                                     By:/s/Christian E. Markey, Jr.
                                        --------------------------------
                                        Christian E. Markey, Jr.,
                                         Trustee
















                              Page 15 of 16 pages

                                 EXHIBIT INDEX



         Exhibit                                                Page
         -------                                                ----

            1.  Opinion.  In re Joint Eastern & Southern
                          ------------------------------
                Districts Asbestos Litigation, (2d Cir.
                -----------------------------
                Dec. 4, 1992).

            2.  Press Release dated December 7, 1992.

            3.  Memorandum and Order In re Joint Eastern
                                     -------------------
                & Southern Districts Asbestos Litigation,
                ----------------------------------------
                No. CV 90-3973 (JBW) (E. & S.D.N.Y.,
                Bankr. S.D.N.Y. Dec. 7, 1992).

            4.  Waiver and Agreement dated as of December 9,
                1992 between Manville Corporation and
                Manville Personal Inquiry Settlement Trust.

























                              Page 16 of 16 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                              Manville Corporation
                       ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        --------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
      P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, VA  22031
      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 15, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                    ---
                   /  /
                   ---

         Check the following box if a fee is being paid with this
         statement:
                    ---
                   /  /
                   ---


         * Attached hereto, in accordance with Commission requirements, is Attachment A, providing all textual information contained in Schedule 13D and Amendments No. 1 through 7 thereto.



                               Page 1 of 40 pages

          -------------------------
         / CUSIP NO. 5650200-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Manville Personal Injury Settlement Trust
              52-1516818
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              New York
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  96,000,000
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                -0-
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             96,000,000
                                -------------------------
                          10.   Shared Dispositive Power
                                 -0-
                                -------------------------




                               Page 2 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              00
         ----------------------------------------------------------------




































                               Page 3 of 40 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Robert A. Falise, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                               Page 4 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 5 of 40 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Louis Klein, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                               Page 6 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 7 of 40 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Charles T. Hagel, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                               Page 8 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                               Page 9 of 40 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Frank J. Macchiarola, trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                              Page 10 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  /  /
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                              Page 11 of 40 pages

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------


         ----------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Christian E. Markey, Jr., trustee
              ###-##-####
         ----------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                                                                   ---
                                                              (a) /  /
                                                                  ---

                                                                   ---
                                                              (b) / X/
                                                                  ---
         ----------------------------------------------------------------
         3.   SEC Use Only

         ----------------------------------------------------------------
         4.   Source of Funds

              00
         ----------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   ---
                                                                  /  /
                                                                  ---
              Not applicable
         ----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
         ----------------------------------------------------------------
         Number of        7.    Sole Voting Power
         Shares                  -0-
                                -------------------------
         Beneficially     8.    Shared Voting Power
         Owned by                96,000,000
                                -------------------------
         Each Reporting   9.    Sole Dispositive Power
         Person With             -0-
                                -------------------------
                          10.   Shared Dispositive Power
                                 96,000,000
                                -------------------------




                              Page 12 of 40 pages






         ----------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              96,000,000
         ----------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares
                                                                   ---
                                                                  / X/
                                                                  ---
         ----------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.5%
         ----------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ----------------------------------------------------------------




































                              Page 13 of 40 pages

              This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed on December 8, 1988 by
         Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common
         Stock"), of Manville Corporation (the "Company"), as previously supplemented and amended (the "Schedule 13D").

              Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.

         Item 2.   Identity and Background.
         -------   ------------------------

              Item 2 of the Schedule 13D is hereby further amended and supplemented as follows:

              The business address of the Trust is P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, Virginia 22031.

              In addition to any address set forth below, each trustee ("Trustee") may also be reached at the address of the Trust.

              On June 3, 1993, Mr. Christian E. Markey, Jr., a Trustee of the Trust, became a director of the Company's subsidiary, Riverwood International Corporation ("Riverwood").

              Effective February 15, 1994, Mr. Charles T. Hagel was appointed as a Trustee to fill the vacancy on the Board of Trustees of the Trust created by the death of Mr. Daniel
         Fogel in 1991.

              Mr. Hagel is the President of McCarthy & Co., an investment banking firm in Omaha, Nebraska. His business address is McCarthy & Co., 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124.

              During the past five years Mr. Hagel has not been a party to any criminal proceeding (excluding traffic violations or similar misdemeanors) or to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Hagel is a citizen of the United States.




                              Page 14 of 40 pages









         Item 4.   Purpose of Transaction.
         -------   -----------------------

              Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

              On June 24, 1993, the Company declared a special dividend (the "Second Dividend") of $1.04 per share in cash payable on all shares of the Common Stock outstanding on June 14, 1993 in accordance with a Second Dividend Waiver and Agreement dated as of June 2, 1993 between the Company and the Trust (the "Second Dividend Waiver and Agreement") with respect to, among other matters, certain provisions of the Master Agreement and the Amended and Restated Supplemental Agreement, each dated as of November 15, 1990, included as Exhibits 1 and 5, respectively, to Amendment No. 4 to the
         Schedule 13D. The Second Dividend Waiver and Agreement was, by its terms, limited to the Second Dividend. Under the Second Dividend Waiver and Agreement, the Second Dividend was deemed to constitute the second Special Dividend provided for under the Master Agreement. See also Item 6.

              On August 3, 1993, the decision of the United States Court of Appeals for the Second Circuit which vacated the order of the Eastern and Southern District Courts of New York approving the settlement of the limited fund class action lawsuit (Findley, et al., v. Blinken, et al. (In re Joint
                  -----------------------------------  -----------
         Eastern and Southern District Asbestos Litigation), Civ. A.
         -------------------------------------------------
         No. 90-3973 (E. & S.D.N.Y.)) became a final order, whereupon the Master Agreement and the Bond Exchange Agreement dated as of November 15, 1990 (which was an exhibit to the Master Agreement) terminated in accordance with their terms. See also Item 6.

              Representatives of the Trust and of the subclasses appointed by the District Court in accordance with the Court of Appeals' December 4, 1992 decision discussed in Item 4 of Amendment No. 7 to the Schedule 13D, are now engaged in discussions aimed at settlement of the limited fund class action lawsuit. Absent settlement, a trial is currently scheduled to commence on March 15, 1994.

              On October 14, 1993, pursuant to registration rights granted by the Company under the Bond Prepayment Agreement (described in Item 6 below), the Trust sold the RIC Exchange Notes (described in Item 6 below) in a public offering for



                              Page 15 of 40 pages









         net cash proceeds of approximately $107 million.  See also
         Item 6.

              The restriction on the Trust's transfer of Common Stock, referred to in Item 4 of the Statement on Schedule 13D filed on December 8, 1988 by the Trust, lapsed in accordance with its terms on November 28, 1993. The Company's agreement to register the Trust's Common Stock as of the Consummation Date, which also was referred to in Item 4 of that filing, was modified by the Amended and Restated Supplemental Agreement to provide for registration at the request of the Trust.

              The information set forth in Item 6 is incorporated herein by reference.

         Item 5.   Interest in Securities of the Issuer.
         -------   -------------------------------------

              Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

              The Trust beneficially owns 96,000,000 shares of the Common Stock, representing approximately 78.5% of the shares of Common Stock outstanding based on the 122,265,648 shares of Common Stock outstanding as of November 5, 1993 as reported in the Company's Report on Form 10-Q for the quarter ended September 30, 1993.

         Item 6.   Contracts, Arrangements, Understandings or
         ------    ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   ------

              Item 6 of the Schedule 13D is hereby further amended and supplemented as follows:

              The declaration of the Second Dividend was made in accordance with the terms of the Second Dividend Waiver and Agreement, a copy of which is attached as Exhibit 1 hereto.

              On August 25, 1993, following the termination of the Bond Exchange Agreement, the Trust and the Company entered into a Bond Prepayment Agreement (the "Bond Prepayment Agreement"), a copy of which is attached as Exhibit 2 hereto. Pursuant to the Bond Prepayment Agreement, on August 25,



                              Page 16 of 40 pages









         1993, the Company prepaid a portion of the Bond (described in
         Item 4 of the Statement on Schedule 13D filed on December 8, 1988 by the Trust) by: (a) paying the Trust $150 million in cash (less the amount of certain underwriting commissions relating to the 1992 public debt offering by Riverwood, yielding net cash to the Trust of some $146 million);
         (b) transferring to the Trust $100 million aggregate principal amount of Riverwood senior notes and senior subordinated notes (the "RIC Exchange Notes") with terms substantially identical to those of the Riverwood notes sold in the 1992 public debt offering; and (c) issuing to the Trust a new bond (the "New Bond") that provides for payment of biannual payments of $20.7 million beginning August 1993 through November 2000 and recommencing August 2003 through November 2012 and that bears no stated interest. After such prepayment, the Bond remains outstanding in the principal amount of $150 million, payable without stated interest in biannual payments of $37.5 million in each of the years 2001 and 2002. The Second Bond (described in Item 4 of the Statement on Schedule 13D filed on December 8, 1988 by the Trust), providing for biannual payments of $37.5 million in each of the years 2013 and 2014, also remains outstanding.

              The New Bond is subject to covenants and other terms under the Bond Prepayment Agreement (as modified for a limited period of time by a letter agreement between the Company and the Trust dated August 25, 1993) that are similar to those provided under the Bond Exchange Agreement for the so-called "Senior Bond," which was to have been issued following a final and nonappealable order approving the settlement in the limited fund class action lawsuit but which was never issued due to the termination of the Bond Exchange Agreement. Those covenants include, without limitation, maintenance of the corporate existence and franchise of the Company and its subsidiaries (except in certain circumstances), limitations on consolidated debt and on the incurrence of debt or issuance of preferred stock by subsidiaries, restrictions on encumbrance of assets to secure indebtedness and on sale and leaseback transactions, restrictions on payment of distributions on the Common Stock, limitations on transactions with affiliates, and restrictions on mergers, consolidations, certain sales and purchases of assets and certain sales of capital stock of subsidiaries and certain assets. A covenant applicable to the New Bond that was not contained in the Bond Exchange Agreement restricts encumbrances on assets of the Company's subsidiaries conducting its fiberglass-related businesses with respect to indebtedness unless the Bond, the New Bond and the Second



                              Page 17 of 40 pages









         Bond are contemporaneously secured equally and ratably with such indebtedness.

              The Bond Prepayment Agreement affords the Trust the right to exchange the New Bond (and, subject to certain conditions, the outstanding portion of the Bond and the Second Bond) for marketable debentures of the Company. The Trust has the further right to require the Company to register such marketable debentures under the Securities Act of 1933, as amended (the "Securities Act").

              In connection with a private placement and subsequent registration under the Securities Act of $125 million aggregate principal amount of 6?% Convertible Subordinated Notes due 2003 of Riverwood (the "Convertible Notes"), the Trust and the Company entered into a Trust Consent and Waiver Agreement dated as of September 1, 1993 (the "Manville Trust Consent and Waiver Agreement"). Under the Manville Trust Consent and Waiver Agreement, the Trust consented to the Company's waiver of restrictions contained in the Corporate Agreement dated as of June 24, 1992, which would otherwise have prevented the issuance and conversion of the Convertible Notes. The Trust's consent to such waiver was required under the terms of the Agreement between the Company and the Trust dated as of June 24, 1992, included as Exhibits 1 and 2, respectively, to Amendment No. 6 to the Schedule 13D. The Trust also waived a covenant contained in the Bond Prepayment Agreement restricting incurrence of indebtedness by the Company's subsidiaries to the extent necessary to permit the issuance of the Convertible Notes and made additional debt capacity available for the Company's subsidiaries under that covenant, subject to certain restrictions on use. A copy of the Manville Trust Consent and Waiver Agreement is attached as Exhibit 3 hereto. The form of the waiver agreement pursuant to which the Company waived the restrictions under the Corporate Agreement (the "Company Waiver Agreement") is an exhibit to the Manville Trust Consent and Waiver Agreement.

              Under the Company Waiver Agreement and the Manville Trust Consent and Waiver Agreement, Riverwood has agreed to notify and consult with the Company, and the Company has agreed to notify and consult with the Trust, concerning any requests by holders of the Convertible Notes to convert their notes into shares of Riverwood common stock, where such conversion would result in Riverwood no longer being a member of the affiliated group of corporations of which the Company is the common parent for purposes of section 1504(a) of the



                              Page 18 of 40 pages









         Internal Revenue Code of 1986, as amended. Riverwood has also agreed to furnish the Company with certain quarterly financial information and projections and the Company has agreed to provide copies of same to the Trust, as well as certain information concerning incurrence of subsidiary debt. The Company has agreed with the Trust not to waive or modify any terms of the Company Waiver Agreement without the consent of the Trust.

              In October 1993, the Trust and the Trustees entered into a Governance Rights Agreement dated as of July 20, 1993 (the "Governance Rights Agreement") with the Selected Counsel for the Beneficiaries appointed under the Plan and counsel for the class representatives in the limited fund class action lawsuit (collectively, the "Plaintiff Parties") clarifying the rights of consultation, concurrence, approval or consent of the Plaintiff Parties regarding Trust-related matters. A copy of the Governance Rights Agreement is attached as
         Exhibit 4 hereto. It is provided therein that the Selected Counsel for the Beneficiaries will have the right to be consulted in the manner prescribed therein with respect to extraordinary financial transactions to which the Trust is a party, including, without limitation, any sale or other disposition by the Trust of all or substantially all of its shares of the Common Stock, any termination or modification of the Trust's profit-sharing right under Section 2.03 of the Amended and Restated Supplemental Agreement, any sale or other disposition of all or substantially all of the Trust's assets and any approval by the Trust of the sale by the Company of all or substantially all of its assets. In addition, any amendment of the Trust Agreement or the Amended and Restated Supplemental Agreement is subject to the concurrence (in the manner prescribed in the Governance Rights Agreement) of the Selected Counsel for the Beneficiaries, which concurrence will not be unreasonably withheld or delayed. Dispute resolution procedures set forth in the agreement govern the Trust's recourse in the event that it believes such concurrence is being unreasonably withheld or delayed. Certain other concurrence rights are provided for the Selected Counsel for the Beneficiaries with respect to the procedures by which the Trust processes, settles and pays claims to asbestos health claimants.

              The Governance Rights Agreement specifies that the Plaintiff Parties have no concurrence or consultation rights with respect to the declaration and/or payment of any dividends or other distributions in respect of the capital stock of the Company or any of its subsidiaries or with



                              Page 19 of 40 pages









         respect to any ancillary actions required for or in connection with the declaration or payment of any such dividend.

              See also Item 4.

         Item 7.   Material to be Filed as Exhibits.
         -------   ---------------------------------

              Item 7 of the Schedule 13D, as previously amended and supplemented, is hereby further amended and supplemented as follows:

              Exhibit 1. Second Dividend Waiver and Agreement dated as of June 2, 1993 between Manville Corporation and Manville Personal Injury Settlement Trust.

              Exhibit 2. Bond Prepayment Agreement dated as of August 25, 1993 between Manville Corporation and Manville Personal Injury Settlement Trust.

              Exhibit 3. Manville Trust Consent and Waiver Agreement dated as of September 1, 1993 between Manville Corporation and Manville Personal Injury Settlement Trust.

              Exhibit 4. Governance Rights Agreement dated as of July 20, 1993 among the Trust, the Trustees, the Selected Counsel for the Beneficiaries and counsel for the class representatives in the limited fund class action lawsuit.






















                              Page 20 of 40 pages

                                   SIGNATURE
                                   ---------

                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  March 11, 1994    MANVILLE PERSONAL INJURY
                                   SETTLEMENT TRUST



                                   By:/s/ Robert A. Falise
                                      ---------------------------------
                                      Robert A. Falise, Chairman and
                                       Managing Trustee


                                   By:/s/ Charles T. Hagel
                                      ---------------------------------
                                      Charles T. Hagel, Trustee


                                   By:/s/ Louis Klein, Jr.
                                      ---------------------------------
                                      Louis Klein, Jr., Trustee


                                   By:/s/ Frank J. Macchiarola
                                      ---------------------------------
                                      Frank J. Macchiarola, Trustee


                                   By:/s/ Christian E. Markey, Jr.
                                      ---------------------------------
                                      Christian E. Markey, Jr., Trustee












                              Page 21 of 40 pages

                                 EXHIBIT INDEX



         Exhibit                                                Page
         -------                                                ----

              1. Second Dividend Waiver and Agreement dated as of June 2, 1993 between Manville
                  Corporation and Manville Personal Injury
                  Settlement Trust.

              2.  Bond Prepayment Agreement dated as of
                  August 25, 1993 between Manville
                  Corporation and Manville Personal Injury
                  Settlement Trust.  (Incorporated by
                  reference to the Current Report on Form
                  8-K of Manville Corporation dated
                  August 25, 1993.)

              3.  Manville Trust Consent and Waiver
                  Agreement dated as of September 1, 1993
                  between Manville Corporation and Manville
                  Personal Injury Settlement Trust.
                  (Incorporated by reference to Exhibit
                  99.13 of the Registration Statement on
                  Form S-3 of Riverwood International
                  Corporation (File No. 33-68716).)

              4.  Governance Rights Agreement dated as of
                  July 20, 1993 among the Trust, the
                  Trustees, the Selected Counsel for the
                  Beneficiaries and counsel for the class
                  representatives in the limited fund class action lawsuit.















                              Page 22 of 40 pages

                                                               EXHIBIT 1
                                                               ---------


                     SECOND DIVIDEND WAIVER AND AGREEMENT


                   SECOND DIVIDEND WAIVER AND AGREEMENT dated as of June 2, 1993, between Manville Corporation, a Delaware corporation (the "Company"), and the Manville Personal Injury Settlement Trust, a New York trust (the "PI Trust").

                   WHEREAS, as provided by Section 3.01(b) of the Master Agreement dated as of November 15, 1990 between the Company and the PI Trust (the "Master Agreement"), the Company agreed, subject to certain terms and conditions stated in the Master Agreement, to declare and pay a cash dividend on its common stock, par value $.01 per share (the "Common Stock"), of $125 million (the "Second Dividend"); and

                   WHEREAS, the Company wishes to consider the payment of the Second Dividend at its Board of Directors meeting to be held on June 4, 1993 (the "Board Meeting").

                   NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

                   Section 1.  Definitions.  Unless the context
                               -----------
         requires otherwise, all capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Master Agreement.

                   Section 2.  Waiver of Dividend Restrictions.  (a)
                               -------------------------------
         Subject to the Company's compliance with the terms hereof and the satisfaction or waiver of the conditions set forth in
         Section 4(b) hereof, in the event the Second Dividend is declared at the Board Meeting, the Trust hereby irrevocably waives the restrictions contained in Section 4.02(h) of the Amended and Restated Supplemental Agreement to the extent necessary to permit the Company to pay the Second Dividend on or prior to June 24, 1993; provided, however, that, failing
                                    --------  -------
         payment of the Second Dividend by such date the foregoing



                              Page 23 of 40 pages









         waiver shall automatically lapse and be of no further force or effect.

                   (b) Pursuant to Section 6.02 of the Amended and Restated PD Supplemental Agreement, and subject to the Company's compliance with the terms hereof and the satisfaction or waiver of the conditions set forth in Section 4(b) hereof, in the event the Second Dividend is declared at the Board Meeting, the Trust hereby irrevocably waives the restrictions contained in Section 4.02(h) of the Amended and Restated PD Supplemental Agreement to the extent necessary to permit the Company to pay the Second Dividend on or prior to June 24, 1993; provided, however, that, failing payment of
                        --------  -------
         the Second Dividend by such date the foregoing waiver shall automatically lapse and be of no further force or effect.

                   Section 3.  Payment of the Second Dividend.  (a)
                               ------------------------------
         Payment of the Second Dividend on or prior to June 24, 1993 shall satisfy all the obligations of the Company with respect to the payment of the Second Dividend set forth in Article III of the Master Agreement; provided, however, the Company
                                      --------  -------
         shall have no obligation by virtue of this Agreement alone to declare or pay the Second Dividend unless it is declared by the Company's Board of Directors at the Board Meeting.

                   (b) In the event the Second Dividend is declared at the Board Meeting, each of the Company and the PI Trust hereby irrevocably and unconditionally waives the terms and conditions contained in the Master Agreement to the extent necessary for the Second Dividend to be paid on or prior to June 24, 1993, subject to only the satisfaction or waiver of the conditions set forth in Section 4 hereof.

                   Section 4.  Conditions.  (a)  The Company's waivers
                               ----------
         and agreements hereunder shall be subject to the satisfaction (or waiver in writing by the Company) of each of the following conditions:

                        (i)  receipt by the PI Trust of all consents
              to the transactions contemplated hereby required pursuant to Section 8.04 of the Master Agreement and receipt by the Company of a certificate dated the date hereof and signed by an authorized executive officer of the PI Trust to the foregoing effect;



                              Page 24 of 40 pages










                        (ii)  no provision of any applicable law or
              regulation, and no judgment, injunction, order or decree shall prohibit all or any of the execution, delivery or performance of this Agreement or the transactions contemplated hereby; and

                        (iii) no suit, action or other proceeding by any Governmental Unit shall be pending before any tribunal of competent authority which challenges the validity or legality of the Second Dividend.

                   (b)  The PI Trust's waivers and agreements
         hereunder shall be subject to the satisfaction (or waiver in writing by the PI Trust) of each of the following conditions:

                        (i)  receipt by the PI Trust of all consents
              to the transactions contemplated hereby required pursuant to Section 8.04 of the Master Agreement on or prior to the date hereof;

                        (ii)  no provision of any applicable law or
              regulation, and no judgment, injunction, order or decree shall prohibit all or any of the execution, delivery or performance of this Agreement or the transactions contemplated hereby; and

                        (iii) no suit, action or other proceeding by any Governmental Unit shall be pending before any tribunal of competent authority which challenges the validity or legality of the Second Dividend.

                   Section 5.  Miscellaneous.  (a)  Amendments.  The
                               -------------        ----------
         Company and the PI Trust may modify, supplement or amend any provisions of this Agreement (other than this Section 5(a)) in any respect, such modification, supplement or amendment to be evidenced in writing after consultation with and approval of the class representatives for the plaintiffs in the Class Action Lawsuit and upon notice in writing to, and such approvals as the PI Trust may be required to obtain from, the United States District Court for the Southern District of New York or such other courts as may at the time have jurisdiction.

                   (b)  Counterparts; Integration.  This Agreement may
                        -------------------------
         be signed in any number of counterparts, each of which shall



                              Page 25 of 40 pages









         be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement, the Waiver and Agreement dated as of December 9, 1992 between the Company and the PI Trust and the Master Agreement and the Other Agreements constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter of this Agreement.

                   (c)  Third Parties.  This Agreement constitutes an
                        -------------
         agreement solely between the parties hereto, and is not intended to and shall not confer any rights, remedies, obligations or liabilities, legal or equitable, on any Person other than the parties hereto and their respective successors or assigns, or otherwise constitute any Person (including, without limitation, any holder of shares of Common Stock) a third party beneficiary under or by reason of this Agreement.

                   (d)  Governing Law.  This Agreement shall be
                        -------------
         governed by and construed in accordance with the laws of the State of Delaware.



























                              Page 26 of 40 pages









                   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                       MANVILLE CORPORATION


                                       By:/s/ Richard B. Von Wald
                                          ---------------------------


                                       MANVILLE PERSONAL INJURY
                                         SETTLEMENT TRUST


                                       By:/s/ Robert A. Falise
                                          ---------------------------

































                              Page 27 of 40 pages

                                                            EXHIBIT 4
                                                            ---------


                          GOVERNANCE RIGHTS AGREEMENT



                   AGREEMENT, dated as of July 20, 1993 among Manville Personal Injury Settlement Trust (the "Trust"); Robert A. Falise, Louis Klein, Jr., Frank J. Macchiarola and Christian
         E. Markey, Jr., in their capacities as Trustees of the Trust (the "Trustees"); Frederick M. Baron, Esq. of Dallas, Texas, Ronald L. Motley, Esq. of Charleston, South Carolina, and Robert B. Steinberg, Esq. of Los Angeles, California, in their capacities as the Selected Counsel for the Beneficiaries (the "SCB") appointed pursuant to the Manville Corporation Second Amended and Restated Plan of Reorganization; and the law firms named on the signature pages hereof as CR Counsel (collectively, the "CR Counsel"), in their capacities as attorneys for the class representatives (the "Class Representatives") of the class of plaintiffs (the "Class") in the action (the "Class Action") titled Findley et al. v. Blinken et al., C.A. No. 90-3973
                --------------------------------
         (E.D.N.Y.) and C.A. No. 90-7158 (S.D.N.Y.), pending before the United States District Courts for the Eastern and Southern Districts of New York (the "Courts").

                   WHEREAS, on November 28, 1988, the Manville
         Personal Injury Settlement Trust Agreement (as amended by the First, Second, Third, Fourth and Fifth Amendments thereto and as the same may hereafter be further amended, the "Trust Agreement") was executed and the Trust was thereby created; and

                   WHEREAS, the Trust Agreement provides that certain actions may be taken only after consultation with the SCB; and

                   WHEREAS, on November 19, 1990, a Stipulation of Settlement was entered into by the parties to the Class Action and subsequently approved by the Courts (the "Stipulation of Settlement") providing, inter alia, that the
                                                 ----- ----
         rights and duties of all Class members and the rights and duties of the Trust and Trustees with respect to Class



                              Page 28 of 40 pages









         members were to be governed by the terms of a document titled "Trust Distribution Process" appended to and incorporated in the Stipulation of Settlement as Exhibit A thereto (the "TDP"). All capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Glossary forming a part of Exhibit B to the Stipulation of Settlement; and

                   WHEREAS, the TDP provided inter alia, that certain
                                             ----- ----
         actions (including, without limitation, amendment of the TDP or documents executed between the Company and the Trust) may be taken by the Trust only with the concurrence of the SCB; and

                   WHEREAS, the Stipulation of Settlement was expressly conditioned upon the entry of a Final Order approving the terms thereof; and the United States Court of Appeals for the Second Circuit has vacated the Courts' Memorandum, Order and Final Judgment approving the Stipulation of Settlement and has remanded the Class Action to the Courts by opinion dated December 4, 1992, as modified upon rehearing by opinion dated May 5, 1993 (the "Appellate Decisions"); and

                   WHEREAS, as a result of the Appellate Decisions, the Stipulation of Settlement and the TDP will not become effective and, at the direction of the Courts, the parties have entered into negotiations for a new Trust Distribution Process to modify the terms of the TDP in a manner consistent with the Appellate Decisions (the "New TDP"); and

                   WHEREAS, the Master Agreement entered into by the Trust and the Company pursuant to the Stipulation of Settlement provides that the Master Agreement, the Amended and Restated Supplemental Agreement and the Bond Exchange Agreement may not be modified, supplemented or amended without the approval of the Class Representatives; and the Master Agreement will terminate in accordance with its terms upon the Appellate Decisions becoming a Final Order; and

                   WHEREAS, on June 28, 1993, the SCB filed objections (the "SCB Objections") with the Courts to the Trust's
         Application for an Order approving the Account of the Trustees and the Financial Statements of the Trust for the Period January 1, 1992 through December 31, 1992 (the "Sixth Accounting"); and




                              Page 29 of 40 pages









                   WHEREAS, in the context of the negotiations referred to above, the parties have reached agreement with respect to the scope of the concurrence and consultation rights of the SCB and the Class Representatives and with respect to the matters covered by the SCB Objections; and the parties wish to set forth herein the terms of such agreement.

                   NOW, THEREFORE, the parties hereto do hereby agree as follows:

              1.  Governance Rights.  Notwithstanding anything to the
                  -----------------
         contrary contained in the TDP or in any agreement or other document granting to the SCB, the Class Representatives, CR Counsel or their respective counsel, agents or representatives (collectively, the "Plaintiff Parties") any right of consultation, concurrence, approval or consent (collectively, "Governance Rights"), the parties hereby agree that, effective as of the date hereof and so long as there are SCB appointed and functioning in substantially their present legal capacity, the Governance Rights of the Plaintiff Parties shall be as follows:

                   (a)  Extraordinary Financial Transactions by the
                        -------------------------------------------
         Trust.  The SCB will have the right to be consulted (as
         -----
         defined in Section 1(h) below) with respect to extraordinary financial transactions to which the Trust is a party. The term "extraordinary financial transaction" refers to any transaction to which the Trust is a party that is not in the ordinary course of business of the Trust and that could have a material impact on the Trust's financial condition, including, without limitation, any sale or other disposition by the Trust of all or substantially all of its shares of the Company's Common Stock, any termination or modification of the Trust's profit-sharing right under Section 2.03 of the Amended and Restated Supplemental Agreement, any sale or other disposition of all or substantially all of the Trust's assets and any approval by the Trust of the sale by Manville of all or substantially all of its assets; provided, however,
                                                    --------  -------
         that the term "extraordinary transaction" shall not include any transaction involving the investment or reinvestment of Trust assets in accordance with the Trustees' investment powers as set forth in the Trust Agreement or any transaction which is provided for in the Bond Prepayment Agreement between the Trust and the Company (the "Bond Prepayment



                              Page 30 of 40 pages









         Agreement"), and the Plaintiff Parties shall have no Governance Rights with respect to the matters referred to in this proviso.

                   (b)  Amendment of TDP.  After the terms of the New
                        ----------------
         TDP have been agreed upon by the parties hereto (it being understood that all terms to be included in the New TDP with respect to Governance Rights of the Plaintiff Parties have been agreed upon by the parties as specifically set forth herein) and have been approved by the Courts, any amendment of the New TDP will require the concurrence (as defined in Section 1(h) below) of the SCB.

                   (c)  Amendment of Trust Agreement or Supplemental
                        --------------------------------------------
         Agreement.  The Trust and the Trustees hereby agree that they
         ---------
         will not enter into any amendment of the Trust Agreement or the Amended and Restated Supplemental Agreement without the concurrence (as defined in Section 1(h) below) of the SCB, which concurrence shall not be unreasonably withheld or delayed. If the Trust believes that the SCB are unreasonably withholding or delaying such concurrence, the Trust shall have the right, at its option, either:

                   (i) to seek an Order from the Courts permitting the
              Trust to make such amendment without the concurrence of the SCB, and if such Order is granted and becomes final and nonappealable, the Trust shall have the right to make such amendment without such concurrence; or

                   (ii) to request that the dispute be resolved
              pursuant to the procedure for final and binding resolution of disputes involving concurrence of the SCB provided in Paragraph J of the August 5, 1993 draft of the New TDP as modified by the terms of Exhibit D hereto (the "Paragraph J ADR Process"); and in the case of a request pursuant to this clause (ii), the following terms shall apply: (A) the SCB, the Trust and the Special Advisor to the Trust shall cause the dispute resolver to be selected within five days after such request is made, in accordance with clauses (i) through
              (v) of Paragraph J of the New TDP; (B) it shall be a condition to the selection of such dispute resolver that he/she agree to render his/her determination within ten days of his/her selection to act as dispute resolver for such dispute; and (C) the SCB and the Trust shall



                              Page 31 of 40 pages









              jointly direct such dispute resolver (and shall each use best efforts to cause and assist such dispute resolver) to make his/her final and binding determination, and to notify the parties thereof, within ten days after such selection is made.

         If the Trust believes that any concurrence required pursuant to this Section 1(c) is being unreasonably withheld or delayed, it reserves the right to refuse to pay the fees and expenses of counsel to the SCB in connection therewith (including, without limitation, counsel fees and expenses incurred in connection with any opposition or challenge by the SCB or their clients to the action(s) with respect to which such concurrence is being withheld or delayed); provided, however, that if the SCB obtain an Order from the Courts directing the Trust to pay such fees and expenses on the ground that the Trust's refusal to do so is improper and such Order becomes final and nonappealable (or if the Trust elects to have the dispute concerning such concurrence resolved pursuant to the Paragraph J ADR Process as provided in clause (ii) of this Section 1(c) and the dispute is resolved in favor of the SCB), the Trust will pay such fees and expenses as are specified in such final and nonappealable Order (or in the determination made by the dispute resolver). Notwithstanding the foregoing, the SCB hereby acknowledge that they have been consulted with respect to, and hereby grant their consent to, (i) the First Amendment of the Amended and Restated Supplemental Agreement as provided for in the Bond Prepayment Agreement, a copy of which is annexed hereto as Exhibit A and (ii) the Sixth Amendment, as defined in Section 3(a) below.

                   (d)  Ordinary Business Matters.  None of the
                        -------------------------
         Plaintiff Parties shall have any Governance Rights with respect to the ordinary business operations of the Trust (including, without limitation, any investment or other activities conducted by the Trust in accordance with the terms of the Trust Agreement) or the Company or any of its subsidiaries (collectively, the "Manville Companies").

                   (e)  Dividends.  Without limiting the terms of
                        ---------
         paragraph (d) above, none of the Plaintiff Parties shall have any Governance Rights with respect to the declaration and/or payment of any dividends or other distributions in respect of the capital stock of any of the Manville Companies or with respect to any ancillary actions required for or in



                              Page 32 of 40 pages









         connection with the declaration or payment of any such dividend.

                   (f)  Selection of Financial Advisors.  None of the
                        -------------------------------
         Plaintiff Parties shall have any Governance Rights with respect to the Trust's selection, dismissal or replacement of, or the terms under which the Trust engages, its financial or investment advisors; and the SCB hereby confirm that neither the SCB nor any of their counsel, agents or representatives on their behalf shall henceforth have any right to withdraw their prior consent to the engagement of Goldman, Sachs & Co. to provide financial and investment advice and other services to the Trust. In the event that in the future the SCB disagree with or are otherwise dissatisfied with the advice received from the Trust's financial or investment advisors with respect to any matter as to which the SCB have concurrence rights, the SCB may notify the Trust in writing that they are withholding their concurrence with respect to such matter on such ground, setting forth the reasons for their disagreement or dissatisfaction, whereupon either the Trust or the SCB shall have the right to request that the dispute with respect to such concurrence be resolved pursuant to the Paragraph J ADR Process. If it is determined in the Paragraph J ADR Process that there is a reasonable basis for the SCB's disagreement or dissatisfaction with such financial or investment advice, the SCB shall have the right to appoint their own financial or investment advisor to review the disputed issue, and in such case the reasonable fees and expenses of such financial or investment advisor shall be paid for by the Trust; subject, however, to the terms of the proviso to the second
         -------  -------
         paragraph of the "Monetization of Assets" section of Paragraph G of the New TDP as such proviso is set forth in
         Part III of Exhibit D hereto.

                   (g)  Other Governance Rights.  The SCB shall have
                        -----------------------
         the other consultation or concurrence rights expressly set forth in the Trust Agreement on the date hereof and in the August 5, 1993 draft of the New TDP as modified in accordance with Exhibit D hereto.

                   (h)  Nature of Consultation and Concurrence; Extent
                        ----------------------------------------------
         of Rights.  The terms "consult" and "consultation" refer to
         ---------              -------       ------------



                              Page 33 of 40 pages









         the following procedure: With respect to any matter relating to the Trust as to which the SCB have the right to be consulted pursuant to the terms hereof or the rights referred to in Section 1(g) hereof, the Trust shall provide to the SCB, through their counsel, as much advance notice of such matter as is reasonably practicable in the circumstances. Upon such notice, the Trust will provide the SCB with such reasonable access to experts retained by the Trust and to the Trust staff as the SCB may reasonably request during the time that the Trust is considering such matter and will provide the SCB with the opportunity, at reasonable times and for reasonable periods of time, to discuss and comment on such matter with one or more Trustees and senior management of the Trust. In determining when to give such advance notice to the SCB with respect to a matter as to which the SCB have such consultation rights, the Trust will take into consideration the time required for the SCB, if they so wish, to engage and consult with their own independent financial or investment advisor as to such matter and to ask the Trust whether the Trust would be willing to bear the cost of such engagement and consultation (it being expressly understood and agreed that the Trust shall have no obligation or duty of any kind whatsoever to bear any such cost or otherwise to provide any such independent financial or investment advice). Unless the Trust shall, in its sole and absolute discretion, expressly elect in writing to bear some or all of such cost, any such engagement of or consultation with financial or investment advisors shall be at the SCB's sole cost and expense.

                   The terms "concur" and "concurrence" refer to the
                              ------       -----------
         unconditional consent (expressed to the Trust in writing, if requested by the Trust, in form and substance reasonably satisfactory to the Trust) to a Trust action or decision as described by the Trust in its request for such concurrence, which consent is given in accordance with the Concurrence Procedures set forth in Paragraph J of the August 5, 1993 draft of the New TDP as modified by the terms of Exhibit D hereto. The Plaintiff Parties shall have no Governance Rights other than those referred to in this Section 1.

              2.  SCB Objections.
                  --------------

                   (a)  Compensation of Trustees for Service as
                        ---------------------------------------




                              Page 34 of 40 pages









         Directors of the Company and its Subsidiaries.  Pursuant to
         ---------------------------------------------
         the Sixth Amendment, the Trust will require that, commencing on October 1, 1993, any Trustee who at the request of the Trust serves concurrently as a director of any corporation in which the Trust directly or indirectly holds an equity or debt investment (a "Trustee-Director") will instruct the corporation to pay directly to the Trust all meeting fees and annual retainers which the Trustee-Director is entitled to receive in his or her capacity as director of such corporation, so long as such Trustee remains both a Trustee and a director of such corporation. For the foregoing purposes, any person who is serving concurrently as a Trustee of the Trust and a director of Manville Corporation, Riverwood International Corporation or any other majority-owned subsidiary of Manville Corporation (each, a "Manville Company") will, so long as the Trust continues to own more than 50% of the outstanding common stock of Manville Corporation, be conclusively presumed to be serving as a director of such Manville Company at the request of the Trust. The Plaintiff Parties agree that Trustee-Directors may be compensated for their service as directors of such corporations, and may be reimbursed for the out-of-pocket costs and expenses incurred by them in connection with such service, in the manner and the amounts provided in the Sixth Amendment.

                   (b)  Withdrawal of SCB Objections.  The SCB hereby
                        ----------------------------
         agree to withdraw the SCB Objections by filing with the Courts a Withdrawal in the form attached hereto as Exhibit B by no later than the close of business on the business day following the date on which this Agreement is executed by the SCB and the Trust. The Plaintiff Parties further irrevocably agree not to make any objection to the Sixth Accounting or to assert against the Trust or the Trustees in any manner whatsoever any of the objections contained in the SCB Objections (whether in relation to the Sixth Accounting or otherwise), so long as neither the Trust nor the Trustees are in breach of the terms of this Agreement.

              3.  Implementation.
                  --------------

                   (a) Promptly after the execution and delivery of this Agreement by all parties hereto, the Trust shall execute and deliver, and shall use best efforts to procure that the Company execute and deliver, the Sixth Amendment to Manville



                              Page 35 of 40 pages









         Personal Injury Settlement Trust Agreement in substantially the form annexed hereto as Exhibit C (the "Sixth Amendment"). The SCB and the CR Counsel each hereby acknowledge and confirm that they have been consulted with respect to the Sixth Amendment and that they consent to the terms thereof.

                   (b)  The New TDP that will be proposed and
         supported by all of the parties hereto shall contain the provisions provided for in Exhibit D hereto. Each of the parties hereto agrees not to seek to include in the New TDP anything that is inconsistent with the terms of this Agreement, including, without limitation, any further Governance Rights for any of the Plaintiff Parties.

                   (c) The terms of this Agreement shall be effective and binding upon the parties hereto as of the date of this Agreement and shall be deemed to supersede any prior agreement, document or understanding with respect to Governance Rights that is inconsistent with such terms.

              4.  Authorization.  The undersigned SCB and CR Counsel
                  -------------
         each hereby represent and warrant that they are authorized to enter into this Agreement and, in the case of the CR Counsel, to bind the Class hereby (subject to court approval of any proposed settlement). Undersigned counsel for the Trust represents that the Trust has duly resolved to enter into this Agreement and that he has been duly authorized to execute this Agreement on behalf of the Trust.

              5.  Miscellaneous.
                  -------------

                   (a) This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the matters provided for herein. All prior negotiations between and among the parties are merged into this Agreement, and there are no promises, agreements, undertakings, representations or warranties, oral or written, expressed or implied, between or among the parties other than as herein set forth.

                   (b) This Agreement shall not be amended, altered, or otherwise changed except by a writing signed by the party against whom enforcement of such amendment, alteration or change is sought.





                              Page 36 of 40 pages









                   (c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, including successor
         Selected Counsel for the Beneficiaries and successor attorneys for the Class.

                   (d)  This Agreement may be executed in
         counterparts, including counterparts exchanged by telecopier. Each counterpart shall be an original, but all counterparts together shall constitute one instrument.

                   (e) This Agreement, and all rights and duties of the parties hereunder, shall be governed by the laws of the State of New York, without regard to the choice of laws principles applied in such jurisdiction.

                   IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date and year first written above.

                                      MANVILLE PERSONAL INJURY
                                      SETTLEMENT TRUST



                                      By:/s/David T. Austern, Esq.
                                         ---------------------------------
                                         David T. Austern, Esq.
                                         General Counsel


                                      THE TRUSTEES:
                                      ------------



                                         /s/Robert A. Falise
                                      ------------------------------------
                                         Robert A. Falise, as Trustee



                                         /s/Louis Klein, Jr.
                                      ------------------------------------
                                         Louis Klein, Jr., as Trustee






                              Page 37 of 40 pages












                                         /s/Frank J. Macchiarola
                                      ------------------------------------
                                         Frank J. Macchiarola, as Trustee



                                         /s/Christian E. Markey, Jr.
                                      ------------------------------------
                                         Christian E. Markey, Jr., as
                                         Trustee


                                      SELECTED COUNSEL FOR THE
                                      ------------------------
                                      BENEFICIARIES:
                                      -------------



                                         /s/Frederick M. Baron, Esq.
                                      ------------------------------------
                                         Frederick M. Baron, Esq.



                                         /s/Ronald L. Motley, Esq.
                                      ------------------------------------
                                         Ronald L. Motley, Esq.



                                         /s/Robert B. Steinberg, Esq.
                                      ------------------------------------
                                         Robert B. Steinbe














                              Page 38 of 40 pages









                                      CR COUNSEL:
                                      ----------

                                          NESS, MOTLEY, LOADHOLT,
                                          RICHARDSON & POOLE, P.C.
                                          151 Meeting Street, Suite 600
                                          P.O. Box 1137
                                          Charleston, S.C.  29402

                                          CARTWRIGHT, SLOBODIN, BOKELMAN,
                                          BOROWSKY, WARTNICK, MOOTE &
                                          HARRIS, INC.
                                          101 California Street, 26th
                                            Floor
                                          San Francisco, California  94111

                                          WILENTZ GOLDMAN SPITZER
                                          90 Woodbridge Center Drive
                                          P.O. Box 10
                                          Woodbridge, New Jersey  07095

                                          BARON & BUDD
                                          8333 Douglas Avenue
                                          10th Floor
                                          Dallas, Texas  75225

                                          ROSE, KLEIN & MARIAS
                                          801 South Grand Avenue
                                          Los Angeles, California  90017


                                      By: -----------------------------
                                          Name:
                                          Attorneys for the Class

















                              Page 39 of 40 pages

                               LIST OF EXHIBITS
                                      TO
                          GOVERNANCE RIGHTS AGREEMENT



         Exhibit A           Form of First Amendment of Amended and
                             Restated Supplemental Agreement

         Exhibit B           Form of Withdrawal of Objections of
                             Selected Counsel for the Beneficiaries to Application for Order Approving the Sixth
                             Accounting

         Exhibit C           Form of Sixth Amendment to Manville
                             Personal Injury Settlement Trust
                             Agreement

         Exhibit D           Modifications to August 5, 1993 Draft of
                             the New TDP Relating to Governance Rights






























                              Page 40 of 40 pages